understanding your world

american greetings 2005 annual report



Your world is your family.

Your world is your mother and father,

sisters and brothers.

Your world is your home and your work,

your neighbors and your friends.



At American Greetings, we understand that your world is the people around you. The people you love. The people you share your life with. We know this because we are who *you* are. And everything we create is to help you reach out and respond to the world around you.

W

Our creativity is at the core of everything we do, from writing a love poem that warms a husband's heart to tweaking a humorous verse to making a best friend laugh out loud. Our creativity extends beyond our art to our business as we develop new research tools and better distribution systems. And our creativity can be as imaginative as an animated ice cream world for Strawberry Shortcake or as practical as a convenient new card rack to better display our products.

Our creativity begins with what's inside each one of us.
Our creativity interprets the world around us.
Our creativity realizes how important it is to connect with each other.











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Sometimes our consumers and even American Greetings associates will approach us to explain how, during a pivotal moment in their lives, a simple greeting card made a difference.

Just recently, a veteran employee described a card to us that she received from her estranged sister. Citing the card's passage by memory, she said, "As time goes by and we get older, you realize and understand that the best things in life grow more precious than ever — like you." She said that this card became the catalyst to a conversation between them and that now she and her sister are close again…

…and it all started with a card.

We may not think about it during our nine-to-five routine as we pore over press sheets or spreadsheets, but we are a part of people's lives every day.

From childhood to maturity, as our consumers grow up and grow older, we are there with them through their milestones and their celebrations, their happiness and their sorrow.

Creativity for us begins with an intrinsic understanding of our consumers. We feel what they feel. We say what they want to say. We create so they can connect. To this end, we have intensified and expanded our editorial efforts so that every consumer can find their "voice" in a greeting card.

Responding to our consumers' needs means constantly changing how we do things. Change is what challenges a business, change is what keeps us fresh, and change is what we have embraced to remain competitive in the marketplace. Jim Spira, a leading advocate of change, who served as our President from 2001 to 2003 and has been a valuable member of our Board of Directors for the past seven years, will no longer be on our Board. We thank Jim for his dedicated efforts in helping us adapt to the marketplace and better accommodate the changing needs of our consumers.



As we have adapted to the changing environment, we have experienced a record year of cash flow, which has allowed us to reduce our net debt by approximately $1 billion over the last three years, thereby positioning us as a flexible and dynamic company. We are now, more than ever, able to realize our true potential not only as the leading greeting card company, but as an innovative creative studio offering products and services that enhance people's life experiences.

With customized merchandising, we are becoming more relevant in our consumers' lives and more specific to their product needs. We have extended our reach to help them connect in new, innovative ways through more sophisticated interactive and wireless channels and with multilingual products in Canada, South America, and Europe. And with the extraordinary growth of our licensed properties, we are rediscovering how we can touch the lives of both children and adults.

As our creativity leads to even more exciting new opportunities for us as a company, we realize and appreciate that we will always be a part of people's lives and their relationships with others. New licenses, businesses, and products that extrapolate our core competencies help us to better serve the very same people who buy and enjoy our greeting cards.

However far we go as a company, we will always be just a greeting card away from connecting one person to another.

Jeffrey Weiss
President and Chief Operating Officer

Zev Weiss
Chief Executive Officer


AG Stock Price
Dollars
25
20
15
10
2/02
2/03
2/04
2/05
AG Net Debt*
In Millions of Dollars
800
600
400
200
0
2/02
2/03
2/04
2/05

*Total debt less cash and short-term investments



create a total shopping experience

Our creativity helps us understand a world of consumers one person at a time.
Our creativity realizes that a greeting card links one life to another.

Our creativity says it best.

We not only produce cards — we connect people and foster relationships. In particular, American Greetings recognizes that because our biggest consumer is today's woman, we have increased our efforts to understand her ever-changing role in society and her evolving relationships. We are increasing our understanding so that we can provide exactly what she wants to better express herself as she communicates with her family and friends.





Our dedicated vision as a company is to create a total retail experience for today's woman. This started with more aggressive and focused research about our consumers' relationships and shopping habits, and ended with new, carefully targeted card programs such as our sophisticated, fashion-forward Tremont Studio line, our top-selling Simply Fabulous program, and our spiritually inspired Christian Blessings offering. By proactively segmenting products to women's specific and varied lifestyles, we are becoming even more relevant to their needs and to how they communicate with one another.



getting the right card to the right customer

Supply and demand may be a fundamental concept in economics, but we have reexamined this relationship in our business and decided to take a more aggressive stance on the supply side of the equation (the manufacturing and distribution of our cards to the marketplace). Studying spreadsheets, reviewing press runs, and reexamining supply routes have resulted in compressed and parallel work streams, proactive order management, and faster production times. But even more important, what was an intensely focused project effort for the past two years has now transformed into a way of life, as our supply-chain learnings have become our standard operating procedures, and cost savings and economies of scale have become our daily expectations. In just two years, we have saved nearly $65 million along our supply chain and can now precisely target specific card programs to the demographic needs of individual retailers. Our precision marketing efforts can customize card merchandising for a few specific shops or for hundreds of stores in a particular retail chain. This customization is enhanced by more disciplined and standardized merchandising efforts that quickly reorder and distribute best-selling cards and replace poor-performing cards with new and more popular products.



one-stop shopping

Our consumers are moms and dads. Our consumers are hard-working professionals. Our consumers don't have a lot of free time anymore. By thinking like marketers and acting like retailers, our product teams are proactively managing our retail space while our merchandising group is designing new ways to showcase both cards and gifts to provide a one-stop shopping experience. Innovative new merchandise such as envelope wraps, wine bottle-toppers, card jewelry, and premium gift cards not only delight our consumers, but meet their specific needs. At a major retailer, we secured additional footage in the humor aisles by offering assorted clusters of funny cards and laugh-out-loud gift items such as collectable magnets. And in what has become known this past year as our "Extreme Marketing Makeover," over 72 miles of retail space, including 10,000 new fixtures and thousands of new cards and other products, were created to enhance our consumers' shopping experience and ensure a more efficient and profitable allocation of sales space.


AMERICAN GREETINGS

create new opportunities

Our creativity realizes that the "next big thing" begins with a single idea.
Our creativity understands that a little bear can mean big business.

Our creativity says it best.

It all started with a card — but American Greetings sees a future of cards and new ways to connect people together. How our consumers express themselves, communicate with one another, and share experiences with each other keeps changing and evolving, and it has been essential for American Greetings to understand and keep up with those changes. A major effort for the past few years has been to identify new market opportunities that build on American Greetings core competencies as a creative company. Looking beyond cards and other traditional social expression products helps us to better serve our consumers, to grow as a company, and to ensure success in a changing world.





"Journey to Joke-a-lot," the first CGI-animated Care Bears movie, which was selected as one of *Parenting Magazine*'s Best DVDs of the Year and which has sold over a half million copies since its release in October 2004, highlights what is a significant success story for American Greetings: Licensing.

With the continued success of Care Bears and Strawberry Shortcake (over $1.2 billion in global retail sales in 2004), American Greetings robust licensing efforts are beginning to establish a successful business based upon the development of intellectual properties.

Classic Care Bears and Strawberry Shortcake have capitalized on a national trend towards nostalgia, as baby boomers rediscover and teenagers delight in the retro messages of these enduring and lovable characters. Meanwhile, the relaunches of Care Bears and Strawberry Shortcake in updated versions are now reaching a new audience of children, as baby boomers are producing their own boom of babies.



Holly Hobbie is not far behind as American Greetings cadre of designers, writers, and marketers have learned the formula for successfully introducing compelling characters to the marketplace. Greeting cards, nationally released DVDs, toys, clothing, and even home accessories are featuring American Greetings characters in an extraordinary and growing success story for our licensing efforts. New strategic alliances in the entertainment industry will enable us to thrill a whole new audience of adults and children through an even broader media landscape. American Greetings classic characters and recent introductions like Twisted Whiskers and Maryoku Yummy, can delight audiences via television, DVDs, video games, and digital media such as the Internet and wireless communication.

As we develop new and compelling characters for the American public, American Greetings also continues to win the confidence of major media and creative studios by developing innovative new cards and products for such nationally recognized and beloved properties as Nickelodeon and Sesame Street.

going beyond the card

American Greetings understands that its extensive creative and marketing resources can take the company beyond the greeting card. In the past year, we launched an innovative scrapbooking program called Creatables. This unique suite of products provides a complete retail experience of pre-packaged crafting kits for both novice and veteran scrapbookers. Meanwhile, American Greetings Plus Mark subsidiary received national recognition for its Perfect Present Ensemble, featuring 22 “pick up and go” wrap solutions for cards, bags, bows, and gift wrap, while our DesignWare business unit introduced an extensive line of seasonal, everyday, and licensed plastic bowls, plates, and trays to provide even more durable options to party planning. In the past year, our Specialities group has also created 40 feet of new color-themed stationery, datebooks, gift wrap, and other merchandise for major retailers throughout the country, and our Carlton UK Division has experienced success with the popular Elliot and Buttons plush characters.






Home
Sweet
Home

living in a digital world

Talking e-cards, personalized photo calendars, electronic invitations, Create & Print cards, instant messaging, and an extraordinary library of animated electronic greetings are just the beginning in the burgeoning electronic world of social expressions within our subsidiary AG Interactive and its family of Web sites: AmericanGreetings.com, BlueMountain.com, and Egreetings.com. These properties as well as co-branded partnerships with all three major Internet portals have amassed 2.2 million paying subscribers and over 100 million unique visitors during the past year. In addition, AG Interactive launched AG Mobile, which produces and sells ringtones, wallpapers, screensavers, and games for mobile phones both in the U.S. and Europe. AG Interactive is now helping people connect, entertain, and express themselves on multiple digital platforms.

create a future for success

Our creativity realizes that innovative ideas come from traditional learnings.
Our creativity understands that great products come from informed people.

Our creativity says it best.

How much we can achieve depends on how well we can continue to learn. New ideas come from being exposed to both innovative processes and time-tested solutions. Creative energy comes from disciplined study. American Greetings continues to develop its number-one resource — its people — to ensure a future of creativity and growth.

Creative minds know that what we can imagine is what we can become. Which is why, in 2004, American Greetings initiated "imAGine" University to continuously improve its workforce and foster personal growth and organizational success. Through the next several years, we will be developing a core leadership curriculum that focuses on interpersonal effectiveness, project management, decision-making, and process improvement to help today's managers become the future leaders of American Greetings. In addition, targeted corporate-wide courses such as computer design workshops and marketing seminars are already enhancing associates' skills. These courses are keeping associates — from our artists to our accountants — informed and up-to-date with the professional tools and skill sets needed to grow our success in today's competitive marketplace.







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recognizing future leaders

Creating a future for success means continuous learning. And learning requires dedication, effort, and an openness to new ideas and new ways of looking at how we manage people, create products, and excel as individuals. When we grow as individuals, we grow as a company. Encouraging and rewarding achievement and personal initiative are more important than ever as the market becomes more competitive.

The Chairman's Award, now in its eighth year, recognizes those extraordinary individuals who are making a difference for our company and the world around us.

We offer our congratulations to this year's winners.



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1 Innovation/Market Success

Mike Ormiston and Kathy Kopach, Creative Photo Studio

Mike and Kathy developed the creative concept for Thimon Thez products featuring a phenomenally popular "duck with an attitude." Thimon has been so successful at retail that the concept has been expanded to seasonal and everyday cards, gift wrap, accessory products, and animation for AG Interactive. It is even being considered for an outbound licensing program.

2 Personal Initiative

Penny McCarty, Danville Distribution

Penny optimized a bin-filling process by coordinating schedules and deadlines with management, yielding savings of $222,000.

3 Customer Service

Kim Fetres, Carlton Retail Sales

Kim has maintained a loyal customer base by keeping customers informed through store mailings and personal contact. In fact, one particular customer returns to her store every Christmas and spends up to $5,000.

4 Community Service

Charles McCollum, Packaging

Charles has volunteered 11,000 hours to the Etowah, Arkansas, community, serving as a firefighter, EMT, and mayor since 1996. He is responsible for Etowah receiving a $1.6 million grant to upgrade its water and sewer system.

5 Team Leadership

Debbie Port, Field Sales Operations

While completing 171 Jewel/Osco Albertsons conversions, Debbie developed several training programs and self-financed developmental opportunities, which contributed to her team's being number one in Northern Region sales.

6 Innovation

Julie Post Smith, New Business Development, Patty Flauto, Design Studio, and Jennifer Schiarer, New Business Development

Julie, Patty, and Jennifer identified a business opportunity in the growing category of scrapbooking and developed a pre-packaged product targeting novice consumers, called Creatables.



Management's Responsibility for Financial Statements

The management of American Greetings Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

The Corporation's consolidated financial statements have been audited by Ernst & Young LLP, an independent registered pubic accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board. Management has made available to Ernst & Young LLP all of the Corporation's financial records and related data, as well as the minutes of shareholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate. The Corporation also maintains a staff of internal auditors who coordinate with Ernst & Young LLP the latter's annual audit of the Corporation's financial statements.

The Audit Committee of the Board of Directors, which is composed of directors who are not employees, meets periodically with management, the independent registered public accounting firm and the internal auditors to ensure that each is carrying out its responsibilities. Both independent and internal auditors have full and free access to the Committee.

Report of Management on Internal Control Over Financial Reporting

The management of American Greetings Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation. American Greetings' internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

American Greetings' management assessed the effectiveness of the Corporation's internal control over financial reporting as of February 28, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment under COSO's "Internal Control-Integrated Framework," management believes that as of February 28, 2005, American Greetings' internal control over financial reporting is effective.

Ernst & Young LLP, an independent registered public accounting firm, has issued an audit report on management's assessment of American Greetings' internal control over financial reporting and on the effectiveness of internal control over financial reporting.

Zev Weiss
Chief Executive Officer
(principal executive officer)

Joseph B. Cipollone
Chief Accounting Officer
(principal accounting officer & interim principal financial officer)

report of independent registered public accounting firm

Board of Directors and Shareholders
American Greetings Corporation

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that American Greetings Corporation maintained effective internal control over financial reporting as of February 28, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). American Greetings Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that American Greetings Corporation maintained effective internal control over financial reporting as of February 28, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, American Greetings Corporation maintained, in all material respects, effective internal control over financial reporting as of February 28, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of American Greetings Corporation as of February 28, 2005 and February 29, 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 28, 2005 of American Greetings Corporation and our report dated April 15, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio April 15, 2005

report of independent registered public accounting firm

Board of Directors and Shareholders
American Greetings Corporation

We have audited the accompanying consolidated statements of financial position of American Greetings Corporation as of February 28, 2005 and February 29, 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 28, 2005. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Greetings Corporation at February 28, 2005 and February 29, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 28, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of American Greetings Corporation's internal control over financial reporting as of February 28, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
April 15, 2005

consolidated statement of income

Years ended February 28, 2005, February 29, 2004 and February 28, 2003

Thousands of dollars except share and per share amounts

	2005	2004	2003
Net sales	$ 1,902,727	$ 1,953,729	$ 1,935,654
Costs and expenses:			
Material, labor and other production costs	905,201	912,705	853,210
Selling, distribution and marketing	654,402	635,224	607,031
Administrative and general	252,622	219,369	234,940
Interest expense	79,526	85,828	79,095
Other income - net	(97,272)	(59,248)	(26,487)
	1,794,479	1,793,878	1,747,789
Income from continuing operations before income tax expense	108,248	159,851	187,865
Income tax expense	37,698	61,862	74,327
Income from continuing operations	70,550	97,989	113,538
Income from discontinued operations, net of tax	24,729	6,681	7,568
Net income	$ 95,279	$ 104,670	$ 121,106
Earnings per share - basic:			
Income from continuing operations	$ 1.03	$ 1.47	$ 1.73
Income from discontinued operations	0.36	0.10	0.12
Net income	$ 1.39	$ 1.57	$ 1.85
Earnings per share - assuming dilution:			
Income from continuing operations	$ 0.95	$ 1.32	$ 1.53
Income from discontinued operations	0.30	0.08	0.10
Net income	$ 1.25	$ 1.40	$ 1.63
Average number of shares outstanding	68,545,432	66,509,332	65,636,621
Average number of shares outstanding - assuming dilution	82,016,835	80,088,377	78,980,830
Dividends declared per share	$ 0.12	$ —	$ —

See notes to consolidated financial statements.

consolidated statement of financial position

February 28, 2005 and February 29, 2004

Thousands of dollars except share and per share amounts

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 250,267	$ 285,450
Short-term investments	208,740	—
Trade accounts receivable, less allowances for seasonal sales returns of $94,672 ($85,638 in 2004) and for doubtful accounts of $16,684 ($17,871 in 2004)	200,408	238,473
Inventories	222,874	238,612
Deferred and refundable income taxes	193,497	157,886
Assets of businesses held for sale	—	40,815
Prepaid expenses and other	205,853	237,809
Total current assets	1,281,639	1,199,045
GOODWILL	270,057	223,697
OTHER ASSETS	644,140	706,898
PROPERTY, PLANT AND EQUIPMENT - NET	339,792	354,373
	$2,535,628	$2,484,013
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 143,041	$ 125,816
Accrued liabilities	118,090	129,773
Accrued compensation and benefits	96,789	70,896
Income taxes	38,777	14,513
Liabilities of businesses held for sale	—	5,338
Other current liabilities	90,970	78,243
Total current liabilities	487,667	424,579
LONG-TERM DEBT	486,099	665,874
OTHER LIABILITIES	137,868	96,325
DEFERRED INCOME TAXES	37,214	29,695
SHAREHOLDERS' EQUITY		
Common shares - par value $1 per share:		
Class A - 77,428,103 shares issued less 12,561,371 Treasury shares in 2005 and 75,452,637 shares issued less 12,571,924 Treasury shares in 2004	64,867	62,880
Class B - 6,066,092 shares issued less 1,906,172 Treasury shares in 2005 and 6,064,472 shares issued less 1,476,248 Treasury shares in 2004	4,160	4,588
Capital in excess of par value	368,777	331,765
Treasury stock	(445,618)	(438,612)
Accumulated other comprehensive income	29,039	20,638
Retained earnings	1,365,555	1,286,281
Total shareholders' equity	1,386,780	1,267,540
	$2,535,628	$2,484,013

See notes to consolidated financial statements.

consolidated statement of cash flows

Years ended February 28, 2005, February 29, 2004 and February 28, 2003

Thousands of dollars

	2005	2004	2003
OPERATING ACTIVITIES:			
Net income	**$ 95,279**	$ 104,670	$ 121,106
Income from discontinued operations	**24,729**	6,681	7,568
Income from continuing operations	**70,550**	97,989	113,538
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of investment	**(3,095)**	—	(12,027)
Loss on fixed assets	**7,544**	4,455	(776)
Loss on extinguishment of debt	**39,056**	18,389	—
Depreciation and amortization	**57,045**	59,600	60,602
Deferred income taxes	**(9,454)**	56,853	(25,154)
Changes in operating assets and liabilities, net of acquisitions:			
Decrease (increase) in trade accounts receivable	**50,581**	65,507	(11,415)
Decrease in inventories	**23,311**	42,461	15,870
(Increase) decrease in other current assets	**(15,181)**	6,577	5,782
Decrease in deferred costs - net	**107,660**	34,875	39,546
Increase (decrease) in accounts payable and other liabilities	**31,768**	(99,474)	(124,910)
Other - net	**(1,371)**	(4,109)	1,882
Cash Provided by Operating Activities	**358,414**	283,123	62,938
INVESTING ACTIVITIES:			
Proceeds from the sale of discontinued operations	**77,000**	—	—
Cash payments for business acquisitions	**(25,178)**	—	—
Proceeds from the sale of short-term investments	**297,660**	—	—
Purchases of short-term investments	**(506,400)**	—	—
Property, plant and equipment additions	**(47,497)**	(32,544)	(28,053)
Proceeds from sale of fixed assets	**5,848**	198	1,613
Investment in corporate-owned life insurance	**603**	7,808	10,017
Other - net	**10,934**	(5,688)	35,788
Cash (Used) Provided by Investing Activities	**(187,030)**	(30,226)	19,365
FINANCING ACTIVITIES:			
Reduction of long-term debt	**(216,417)**	(80,954)	(124,833)
(Decrease) increase in short-term debt	**—**	(128,693)	116,747
Sale of stock under benefit plans	**40,114**	18,466	21,487
Purchase of treasury shares	**(24,080)**	(828)	(83)
Dividends to shareholders	**(8,264)**	—	—
Cash (Used) Provided by Financing Activities	**(208,647)**	(192,009)	13,318
Cash (Used) Provided by Discontinued Operations	**(2,397)**	5,987	8,066
EFFECT OF EXCHANGE RATE CHANGES ON CASH	**4,477**	10,112	3,797
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(35,183)**	76,987	107,484
Cash and Cash Equivalents at Beginning of Year	**285,450**	208,463	100,979
Cash and Cash Equivalents at End of Year	**$ 250,267**	$ 285,450	$ 208,463

See notes to consolidated financial statements.

consolidated statement of shareholders' equity

Years ended February 28, 2005, February 29, 2004 and February 28, 2003

Thousands of dollars except per share amounts

	Common Shares		Capital in Excess of Par Value
	Class A	Class B	
BALANCE FEBRUARY 28, 2002	$59,153	$4,608	$286,158
Net income			
Other comprehensive income (loss):			
Foreign currency translation adjustment			
Reclassification of realized gain on available-for-sale securities (net of tax of $3,040)			
Comprehensive income			
Exchange of shares	11	(11)	
Sale of shares under benefit plans, including tax benefits	2,133		24,714
Purchase of treasury shares		(5)	
Sale of treasury shares			
Stock grants and other	2	8	
BALANCE FEBRUARY 28, 2003	61,299	4,600	310,872
Net Income			
Other comprehensive income (loss):			
Foreign currency translation adjustment			
Unrealized loss on available-for-sale securities (net of tax benefit of $125)			
Comprehensive income			
Exchange of shares	14	(14)	
Sale of shares under benefit plans, including tax benefits	1,566	32	20,876
Purchase of treasury shares		(41)	
Sale of treasury shares			
Stock grants and other	1	11	17
BALANCE FEBRUARY 29, 2004	**62,880**	**4,588**	**331,765**
Net Income			
Other comprehensive income (loss):			
Foreign currency translation adjustment			
Minimum pension liability (net of tax of $417)			
Unrealized loss on available-for-sale securities (net of tax benefit of $23)			
Reclassification of realized loss on available-for-sale securities (net of tax of $84)			
Other			
Comprehensive income			
Cash dividends - $0.12 per share			
Exchange of shares	**1**	**(1)**	
Sale of shares under benefit plans, including tax benefits	**2,041**	**489**	**33,555**
Purchase of treasury shares	**(56)**	**(925)**	
Distribution of shares held in trust			
Stock grants and other	**1**	**9**	**3,457**
BALANCE FEBRUARY 28, 2005	**$64,867**	**$4,160**	**$368,777**

See notes to consolidated financial statements.

	Treasury Stock	Shares Held In Trust	Deferred Compensation Plans	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	$(438,824)	$ (20,480)	$ 20,480	$(69,614)	$1,060,938	$ 902,419
					121,106	121,106
				33,171		33,171
				(6,051)		(6,051)
						148,226
	40				(95)	26,792
	(78)					(83)
	6				(4)	2
	152				(54)	108
	(438,704)	(20,480)	20,480	(42,494)	1,181,891	1,077,464
					104,670	104,670
				63,327	63,327	
				(195)		(195)
						167,802
	651				(245)	22,880
	(787)					(828)
	7				(3)	4
	221				(32)	218
	(438,612)	**(20,480)**	**20,480**	**20,638**	**1,286,281**	**1,267,540**
					95,279	**95,279**
				9,750		**9,750**
				(655)		**(655)**
				(37)		**(37)**
				(133)		**(133)**
				(524)		**(524)**
						103,680
					(8,264)	**(8,264)**
	15,861				**(7,686)**	**44,260**
	(23,099)					**(24,080)**
		20,480	**(20,480)**			
	232				**(55)**	**3,644**
	$(445,618)	**$ —**	**$ —**	**$ 29,039**	**$1,365,555**	**$1,386,780**

Thousands of dollars except per share amounts

NOTE 1 - Significant Accounting Policies

Consolidation: The consolidated financial statements include the accounts of American Greetings Corporation and its subsidiaries (the "Corporation"). All significant intercompany accounts and transactions are eliminated. The Corporation's fiscal year ends on February 28 or 29. References to a particular year refer to the fiscal year ending in February of that year. For example, 2005 refers to the year ended February 28, 2005. The Corporation's subsidiary, AG Interactive (formerly known as AmericanGreetings.com, Inc.), is consolidated on a two-month lag corresponding with its fiscal year-end of December 31.

The Corporation's investments in less than majority-owned companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method except when they qualify as variable interest entities in which case the investments are consolidated in accordance with Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities."

Reclassifications: Certain amounts in the prior year financial statements have been reclassified to conform to the 2005 presentation. These reclassifications had no material impact on earnings or cash flows.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to seasonal returns, allowance for doubtful accounts, recoverability of intangibles and other long-lived assets, deferred tax asset valuation allowances, deferred costs and various other operating allowances and accruals, based on currently available information. Changes in facts and circumstances may alter such estimates and affect results of operations and financial position in future periods.

Cash Equivalents: The Corporation considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents.

Short-term Investments: During fiscal 2005, the Corporation began investing in auction rate securities, which are highly liquid, variable-rate debt securities associated with bond offerings. While the underlying security has a long-term nominal maturity, the interest rate is reset through Dutch auctions that are typically held every 7, 28 or 35 days, creating short-term liquidity for the Corporation. The securities trade at par and are callable at par on any interest payment date at the option of the issuer. Interest is paid at the end of each auction period. The investments are classified as available-for-sale and are recorded at cost, which approximates market value.

Allowance for Doubtful Accounts: The Corporation evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Corporation is aware of a customer's inability to meet its financial obligations (evidenced by such events as bankruptcy or insolvency proceedings), a specific reserve for bad debts against amounts due is recorded to reduce the receivable to the amount the Corporation reasonably expects will be collected. In addition, the Corporation recognizes reserves for bad debts based on estimates developed by using standard quantitative measures incorporating historical write-offs and current economic conditions.

Customer Allowances and Discounts: The Corporation offers certain of its customers allowances and discounts including cooperative advertising, rebates, marketing allowances and other various allowances and discounts. These amounts are recorded as a reduction of gross accounts receivable and are recognized as reductions of net sales when earned. In addition to the seasonal sales allowance and allowance for doubtful accounts shown on the Consolidated Statement of Financial Position, "Trade accounts receivable" includes allowances for cooperative advertising of $23,571 and $18,427 at February 28, 2005 and February 29, 2004, respectively, and rebate allowances of $36,819 and $26,929 at February 28, 2005 and February 29, 2004, respectively.

Financial Instruments: The carrying value of the Corporation's financial instruments approximate their fair market values, other than the fair value of the Corporation's publicly-traded debt. See Note 11 for further discussion.

Concentration of Credit Risks: The Corporation sells primarily to customers in the retail trade, including those in the mass merchandise, drug store, supermarket and other channels of distribution. These customers are located throughout the United States, Canada, the United Kingdom, Australia, New Zealand, Mexico and South Africa. Net sales to the Corporation's five largest customers accounted for approximately 30% of net sales in 2005, 2004 and 2003. Net sales to Wal-Mart Stores, Inc. accounted for approximately 13%, 11% and 11% of net sales in 2005, 2004 and 2003, respectively.

The Corporation conducts business based on periodic evaluations of its customers' financial condition and generally does not require collateral. While the competitiveness of the retail industry presents an inherent uncertainty, the Corporation does not believe a significant risk of loss from a concentration of credit exists.

Deferred Costs: In the normal course of its business, the Corporation enters into agreements with certain customers for the supply of greeting cards and related products. The Corporation classifies the total contractual amount of the incentive consideration committed to the customer but not yet earned as a deferred cost asset at the inception of an agreement, or any future amendments. Deferred costs estimated to be earned by the customer and charged to operations during the next twelve months are classified as "Prepaid expenses and other" in the Consolidated Statement of Financial Position, and the remaining amounts to be charged beyond the next twelve months are classified as "Other assets." The periods of amortization are continually evaluated to determine if later circumstances warrant revisions of the estimated amortization periods. Such costs are capitalized as assets reflecting the probable future economic benefits obtained as a result of the transactions. Future economic benefit is further defined as cash inflow to the Corporation. The Corporation, by incurring these costs, is ensuring the probability of future cash flows through sales to customers. The amortization of such deferred costs properly matches the cost of obtaining business over the periods to be benefited. The Corporation maintains adequate reserves for deferred contract costs related to supply agreements and does not expect that the non-completion of any particular contract would result in a material loss. See Note 10 for further discussion.

Inventories: Finished products, work in process and raw material inventories are carried at the lower of cost or market. The last-in, first-out (LIFO) cost method is used for approximately 65% of the domestic inventories in 2005 and approximately 50% in 2004. The foreign subsidiaries principally use the first-in, first-out method. Display material and factory supplies are carried at average cost. See Note 7 for further information.

In November 2004, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151 ("SFAS 151"), "Inventory Costs - an amendment of ARB No. 43, Chapter 4." SFAS 151 seeks to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) in the determination of inventory carrying costs. The statement requires such costs to be treated as a current period expense. SFAS 151 also establishes the concept of "normal capacity" and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. Any unallocated overhead would be treated as a current period expense in the period incurred. This statement is effective for fiscal years beginning after July 15, 2005. The Corporation does not believe that the adoption of SFAS 151 will have a significant impact on the Corporation's consolidated financial statements.

Investment in Life Insurance: The Corporation's investment in corporate-owned life insurance policies is recorded in "Other assets" net of policy loans. The net life insurance expense, including interest expense, is included in "Administrative and general" expenses in the Consolidated Statement of Income. The related interest expense, which approximates amounts paid, was $10,341, $12,798 and $25,453 in 2005, 2004 and 2003, respectively. In April 2003, as part of its settlement with the Internal Revenue Service ("IRS"), the Corporation agreed to surrender certain of its corporate-owned life insurance policies. See Note 17 for further discussion.

Goodwill: Goodwill represents the excess of purchase price over the estimated fair value of net assets acquired in business combinations accounted for by the purchase method. On March 1, 2002, the Corporation adopted SFAS No. 142 ("SFAS 142"), "Goodwill and Intangible Assets." This Statement, which superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and Accounting Principles Board ("APB") Opinion No. 17 ("APB 17"), "Intangible Assets," eliminates the requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition for goodwill and intangible assets. While the Corporation uses a variety of methods to estimate fair value for the annual impairment test, its primary method is discounted cash flows. The Corporation completes the required annual impairment test of goodwill each year during the fourth quarter. See Note 9 for further discussion.

Translation of Foreign Currencies: Asset and liability accounts are translated into United States dollars using exchange rates in effect at the date of the Consolidated Statement of Financial Position; revenue and expense accounts are translated at average exchange rates during the related period. Translation adjustments are reflected as a component of shareholders' equity. Gains and losses resulting from foreign currency transactions, including intercompany transactions that are not considered permanent investments, are included in net income as incurred.

Property and Depreciation: Property, plant and equipment are carried at cost. Depreciation and amortization of buildings, equipment and fixtures is computed principally by the straight-line method over the useful lives of the various assets. The cost of buildings is depreciated over 25 to 40 years; computer hardware and software over 3 to 7 years; machinery and equipment over 10 to 15 years; and furniture and fixtures over 20 years. Leasehold improvements are amortized over the lesser of the lease term or the estimated life of the leasehold improvement. Property, plant and equipment are reviewed for impairment in accordance with SFAS No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which superseded SFAS 121. SFAS 144 also provides a single accounting model for the disposal of long-lived assets. In accordance with SFAS 144, assets held-for-sale are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized. See Note 8 for further information.

Revenue Recognition: Sales of seasonal product to unrelated, third party retailers are recognized at the approximate date the product is received by the customer, commonly referred to in the industry as the ship-to-arrive date ("STA"). The Corporation maintains STA data due to the large volumes of seasonal product shipment activity and the lead time required to achieve customer-requested delivery dates. Seasonal cards are sold with the right of return on unsold merchandise. In addition, the Corporation provides for estimated returns of seasonal cards when those sales to unrelated, third party retailers are recognized. Accrual rates utilized for establishing estimated returns reserves have approximated actual returns experience. At Corporation-owned retail locations, sales of seasonal product are recognized upon the sales of products to the consumer.

Except for seasonal products, sales are recognized by the Corporation upon shipment of products to unrelated, third party retailers and upon the sales of products to the consumer at Corporation-owned retail locations. Sales of these products are generally sold without the right of return. Sales credits for non-seasonal product are issued at the Corporation's sole discretion for damaged, obsolete and outdated products.

Sales of both everyday and seasonal products to retailers with scan-based trading arrangements with the Corporation are recognized when the products are sold by those retailers to customers.

The Corporation has agreements for licensing the "Care Bear" and "Strawberry Shortcake" characters. These license agreements provide for royalty revenue to the Corporation based on a percentage of net sales and are subject to certain guaranteed minimum royalties. Certain of these agreements are managed by outside agents. All payments flow through the agents prior to being remitted to the Corporation. Typically, the Corporation receives quarterly payments from the agents. Royalty revenue is recognized upon receipt and recorded in "Other income - net" and expenses associated with the servicing of these agreements are primarily recorded as "Selling, distribution and marketing."

Shipping and Handling Fees: The Corporation classifies shipping and handling fees as part of "Selling, distribution and marketing" expenses. Shipping and handling costs were $140,039, $137,667 and $135,604 in 2005, 2004 and 2003, respectively.

Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $50,587, $48,847 and $48,039 in 2005, 2004 and 2003, respectively.

Income Taxes: Income tax expense includes both current and deferred taxes. Current tax expense represents the amount of income taxes paid or payable (or refundable) for the year, including interest. Deferred income taxes, net of appropriate valuation allowances, are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. See Note 17 for further discussion.

Stock-Based Compensation: The Corporation follows APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock options granted to employees and directors. Because the exercise price of the Corporation's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Corporation has adopted the disclosure-only provisions of SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," as amended by SFAS No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure."

The following illustrates the pro forma effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of SFAS 123:

	2005	2004	2003
Net income as reported	**$95,279**	$104,670	$121,106
Deduct: Stock-based compensation expense determined under fair value based method, net of tax	**5,784**	5,881	4,695
Pro forma net income	**$89,495**	$ 98,789	$116,411
Earnings per share:			
As reported	**$ 1.39**	$ 1.57	$ 1.85
Pro forma	**$ 1.31**	$ 1.49	$ 1.77
Earnings per share - assuming dilution:			
As reported	**$ 1.25**	$ 1.40	$ 1.63
Pro forma	**$ 1.18**	$ 1.33	$ 1.57

The fair value of the options granted used to compute pro forma net income and pro forma earnings per share is the estimated present value at the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Risk-free interest rate	**3.4%**	2.7%	3.8%
Dividend yield	**0.01%**	0.00%	0.00%
Expected stock volatility	**0.36**	0.50	0.53
Expected life in years:			
Grant date to exercise date	**3.8**	4.0	4.4
Vest date to exercise date	**1.3**	1.2	1.3

The weighted average fair value per share of options granted during 2005, 2004 and 2003 was $7.41, $6.09 and $5.96, respectively.

In December 2004, the FASB issued SFAS No. 123 (*revised 2004*) ("SFAS 123(R)"), "Share-Based Payment." SFAS 123(R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) *eliminates the alternative to use the intrinsic value method of accounting* in accordance with APB 25. The Corporation is in the process of evaluating the impact that the adoption of this statement will have on the consolidated financial statements. SFAS 123(R) is effective for the Corporation on March 1, 2006.

NOTE 2 - Acquisitions

During the second quarter of 2005, the AG Interactive segment acquired 100% of the equity interests of MIDIRingTones, LLC ("MIDI") and K-Mobile S.A. ("K-Mobile"). During the fourth quarter of 2005, the Social Expression Products segment acquired 100% of the equity interests of Collage Designs Limited ("Collage") and 50% of the equity interests of The Hatchery, LLC (the "Hatchery"). The financial results of these acquisitions are included in the Corporation's consolidated results from their respective dates of acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions were not material.

MIDI is an entertainment company that creates, licenses and sells content for cellular phones including polyphonic ringtones and color graphics. AG Interactive acquired the net assets of MIDI valued at approximately $1,000 and recorded goodwill of approximately $3,000. The purchase agreement also provided for a contingent payment based on MIDI's operating results for calendar year 2005. In February 2005, AG Interactive negotiated an early settlement of the contingent payment due under the purchase agreement. At that time, AG Interactive paid approximately $9,000 to the sellers, which it recorded as additional goodwill.

K-Mobile is an established European mobile content provider. AG Interactive issued shares to acquire the net assets of K-Mobile valued at approximately $2,000, and recorded goodwill of approximately $17,000. As the K-Mobile acquisition was a non-cash transaction, it is not reflected in the Consolidated Statement of Cash Flows. As a result of AG Interactive's acquisition of K-Mobile, the Corporation's ownership interest in AG Interactive decreased from approximately 92% to 83%.

During February 2005, the Corporation paid approximately $7,000 to acquire approximately 7% of the outstanding shares of AG Interactive held by certain minority shareholders. As a result of this transaction, the Corporation recorded additional goodwill of approximately $3,000 and its ownership interest in AG Interactive increased from approximately 83% to 90%.

The Hatchery develops and produces original family and children's entertainment for all media. In accordance with FIN 46, the results of the Hatchery are consolidated. The Corporation acquired 50% of the net assets of the Hatchery which were valued at approximately $200 and recorded goodwill of approximately $2,200.

Collage is a European manufacturer of gift-wrap products. The Corporation acquired the net assets of Collage valued at approximately $300 and recorded goodwill of approximately $6,000. Approximately 45% of the acquisition price was paid at the closing and the remainder will be settled over the next two years.

The allocation of the purchase price has not yet been finalized for these acquisitions.

As part of the acquisition of Gibson Greetings, Inc. ("Gibson") in March 2000, the Corporation incurred acquisition integration expenses for the incremental costs to exit and consolidate activities at Gibson locations, to involuntarily terminate Gibson employees, and for other costs to integrate operating locations and other activities of Gibson with the Corporation. As of March 1, 2002, all activities and cash payments were substantially completed with the exception of ongoing rent payments related to a closed distribution facility. The remaining balance of the facility obligation at February 28, 2005, February 29, 2004 and February 28, 2003, was $25,081, $26,561 and $31,420, respectively. The Corporation anticipates making payments on the facility obligations through 2013.

NOTE 3 - Other Income – Net

	2005	2004	2003
Royalty revenue	**$(63,761)**	$(44,880)	$ (6,670)
Foreign exchange (gain) loss	**(3,868)**	(5,236)	1,028
Interest income	**(5,175)**	(2,688)	(4,824)
Gain on sale of investments	**(3,095)**	—	(12,027)
Other	**(21,373)**	(6,444)	(3,994)
	$(97,272)	$(59,248)	$(26,487)

In 2005, other included a $10,000 one-time receipt related to licensing activities. Other includes, among other things, gains and losses on asset disposals and rental income. The proceeds received from the sale of investments of $19,050 in 2005 and $16,964 in 2003 are included in "Other - net" investing activities in the Consolidated Statement of Cash Flows for the respective periods.

NOTE 4 - Restructure Reserves

In 2002, the Corporation undertook a restructure of its domestic and foreign manufacturing and distribution operations and recorded a charge of $56,715. All activities required to complete the restructure were substantially completed by February 28, 2002, with the exception of ongoing termination benefit payments, which will not be completed until 2007.

The following table summarizes the remaining reserve associated with the 2002 restructure charge at February 28, 2005:

	Termination Benefits	All Other Costs	Total
Balance February 28, 2002	$ 17,977	$ 1,806	$ 19,783
Cash expenditures	(13,936)	(1,667)	(15,603)
Balance February 28, 2003	4,041	139	4,180
Cash expenditures	(2,537)	(139)	(2,676)
Balance February 29, 2004	**1,504**	—	**1,504**
Cash expenditures and other	**(1,061)**	—	**(1,061)**
Balance February 28, 2005	**$ 443**	$ —	**$ 443**

The above balance is included in "Accrued liabilities" at February 28, 2005.

NOTE 5 - Earnings Per Share

The following table sets forth the computation of earnings per share and earnings per share - assuming dilution:

	2005	2004	2003
Numerator:			
Income from continuing operations	**$70,550**	$ 97,989	$113,538
Add-back - interest on convertible subordinated notes, net of tax	**7,501**	7,525	7,403
Income from continuing operations - assuming dilution	**$78,051**	$105,514	$120,941
Denominator (thousands):			
Weighted average shares outstanding	**68,545**	66,509	65,637
Effect of dilutive securities:			
Stock options	**881**	988	753
Convertible debt	**12,591**	12,591	12,591
Weighted average shares outstanding - assuming dilution	**82,017**	80,088	78,981
Income from continuing operations per share	**$ 1.03**	$ 1.47	$ 1.73
Income from continuing operations per share - assuming dilution	**$ 0.95**	$ 1.32	$ 1.53

Approximately 2.5 million, 3.7 million and 4.6 million shares of exercisable stock options, in 2005, 2004 and 2003, respectively, were excluded from the computation of earnings per share - assuming dilution because the options' exercise prices were greater than the average market price of the common shares during the respective years.

NOTE 6 - Accumulated Other Comprehensive Income

At February 28, 2005 and February 29, 2004, the balance of accumulated other comprehensive income consisted of the following components:

	2005	2004
Foreign currency translation adjustment	**$30,583**	$20,833
Minimum pension liability adjustment	**(655)**	—
Unrealized investment loss	**(365)**	(195)
Other	**(524)**	—
	$29,039	$20,638

NOTE 7 - Inventories

	2005	2004
Raw materials	**$ 23,241**	$ 37,514
Work in process	**19,719**	30,047
Finished products	**228,088**	212,252
	271,048	279,813
Less LIFO reserve	**75,890**	73,213
	195,158	206,600
Display material and factory supplies	**27,716**	32,012
	$222,874	$238,612

The Corporation experienced LIFO liquidations in 2004 and 2003, which increased Income from continuing operations before income tax expense by approximately $4,600 and $2,700, respectively.

NOTE 8 - Property, Plant and Equipment

	2005	2004
Land	**$ 13,397**	$ 14,200
Buildings	**287,774**	308,279
Equipment and fixtures	**690,586**	667,035
	991,757	989,514
Less accumulated depreciation	**651,965**	635,141
	$339,792	$354,373

During 2005, the Corporation disposed of approximately $73,000 of property, plant and equipment that included accumulated depreciation of approximately $60,000 compared to disposals in 2004 of approximately $88,000 with accumulated depreciation of approximately $83,000.

NOTE 9 - Goodwill and Intangible Assets

Effective March 1, 2002, the Corporation adopted SFAS 142 pursuant to which goodwill and indefinite-lived intangibles are no longer amortized but rather are reviewed for impairment annually or more frequently if impairment indicators arise. This Statement also addresses the amortization of intangible assets with defined lives.

At February 28, 2005 and February 29, 2004, intangible assets subject to the amortization provisions of SFAS 142, net of accumulated amortization, were $2,767 and $1,374, respectively. The Corporation does not have any indefinite-lived intangible assets.

The Corporation completed the first step of the transitional impairment test for goodwill during the second quarter of 2003 and determined there were no indicators of impairment as of March 1, 2002. In addition, the Corporation completed the required annual impairment test of goodwill, and based on the results of the testing, did not record a charge for impairment in 2005, 2004 or 2003.

A summary of the changes in the carrying amount of the Corporation's goodwill during the years ended February 28, 2005 and February 29, 2004, by segment, is as follows:

	Social Expression Products	AG Interactive	Retail Operations	Non-reportable Segments	Total
Balance at February 28, 2003	$147,350	$42,669	$14,306	$81	$204,406
Acquisition related	(2,120)	—	3,331	—	1,211
Foreign currency translation	18,018	—	62	—	18,080
Balance at February 29, 2004	**163,248**	**42,669**	**17,699**	**81**	**223,697**
Acquisition related	**8,674**	**32,485**	**—**	**—**	**41,159**
Foreign currency translation	**3,357**	**1,794**	**50**	**—**	**5,201**
Balance at February 28, 2005	**$175,279**	**$76,948**	**$17,749**	**$81**	**$270,057**

Included in the calculation of the 2005 gain on disposal of the Magnivision business was $5,258 of goodwill that was previously reported in non-reportable segments. See Note 18 for further discussion.

NOTE 10 - Deferred Costs

In the normal course of its business, the Corporation enters into agreements with certain customers for the supply of greeting cards and related products. Under these agreements, the customer typically receives from the Corporation a combination of cash payments, credits, discounts, allowances and other incentive considerations to be earned by the customer as product is purchased from the Corporation over the effective time period of the agreement to meet a minimum purchase volume commitment. In the event a contract is not completed, the Corporation has a claim for unearned advances under the agreement. The Corporation periodically reviews the progress toward the commitment and adjusts the estimated amortization period accordingly to match the costs with the revenue associated with the agreement. The agreements may or may not specify the Corporation as the sole supplier of social expression products to the customer.

A portion of the total consideration may be payable by the Corporation at the time the agreement is consummated. All future payment commitments are classified as liabilities at inception until paid. The payments that are expected to be made in the next twelve months are classified as "Other current liabilities" in the Consolidated Statement of Financial Position, and the remaining payment commitments beyond the next twelve months are classified as "Other liabilities." The Corporation maintains reserves for deferred costs related to supply agreements of $37,500 and $40,100 at February 28, 2005 and February 29, 2004, respectively. The Corporation does not expect that the non-completion of any particular contract would result in a material loss.

At February 28, 2005 and February 29, 2004, deferred costs and future payment commitments were as follows:

	2005	2004
Prepaid expenses and other	**$ 156,665**	$ 187,844
Other assets	**582,401**	630,445
Deferred cost assets	**739,066**	818,289
Other current liabilities	**(65,944)**	(58,047)
Other liabilities	**(95,452)**	(69,493)
Deferred cost liabilities	**(161,396)**	(127,540)
Net deferred costs	**$ 577,670**	$ 690,749

NOTE 11 - Long and Short-term Debt

On June 29, 2001, the Corporation issued $260,000 of 11.75% senior subordinated notes, due on July 15, 2008. During 2004, the Corporation repurchased $63,630 of these notes and recorded a charge of $13,750 for the write-off of related deferred financing costs and the premium associated with the note repurchase. During 2005, the Corporation commenced a cash tender offer for all of its remaining outstanding 11.75% senior subordinated notes. As a result of this tender offer, a total of $186,186 of these notes were repurchased and the Corporation recorded a charge of $39,056, included in "Interest expense" on the Consolidated Statement of Income, for the payment of the premium and other fees associated with the notes repurchased as well as for the write-off of related deferred financing costs. At February 28, 2005, $10,016 of these notes remained outstanding. As part of this transaction, substantially all restrictive covenants were eliminated from the remaining outstanding notes.

On June 29, 2001, the Corporation issued $175,000 of 7.00% convertible subordinated notes, due on July 15, 2006. The notes are convertible at the option of the holders into Class A common shares of the Corporation at any time before the close of business on July 15, 2006, at a conversion rate of 71.9466 common shares per $1 principal amount of notes. If converted in their entirety, the notes outstanding would result in the issuance of approximately 12,591,000 Class A common shares of the Corporation.

The total fair value of the Corporation's publicly traded debt, based on quoted market prices, was $645,509 (at a carrying value of $483,519) and $845,791 (at a carrying value of $665,284) at February 28, 2005 and February 29, 2004, respectively.

On May 11, 2004, the Corporation amended and restated its senior secured credit facility. This facility was originally entered into on August 9, 2001, as a $350,000 facility and was amended on July 22, 2002 to a $320,000 facility. The Corporation paid the remaining outstanding balance of $117,988 of the term loan on April 7, 2003. At that date, the Corporation recorded a charge of $4,639 for the write-off of related deferred financing costs and a premium associated with the early retirement of the loan. The amended and restated senior secured credit facility currently consists of a $200,000 revolving facility maturing on May 10, 2008. There were no outstanding balances under this facility at February 28, 2005 or February 29, 2004.

The amended and restated credit facility is secured by the domestic assets of the Corporation and a 65% interest in the common stock of its foreign subsidiaries. The Corporation pays an annual commitment fee of 25 basis points on the undrawn portion of the facility. The facility contains various restrictive covenants. Some of these restrictions require that the Corporation meet specified periodic financial ratios, minimum net worth, maximum leverage, and interest coverage. The credit facility places certain restrictions on the Corporation's ability to incur additional indebtedness, to engage in acquisitions of other businesses, to repurchase its own capital stock and to pay shareholder dividends. These covenants are less restrictive than the covenants previously in place.

In April 2005, the Corporation amended its amended and restated senior secured credit facility dated May 11, 2004. The amendment, among other things, increases the maximum amount of dividends that the Corporation may pay to its shareholders, increases the maximum amount of its own capital stock that it may repurchase and extends the period during which the Corporation may repurchase its 11.75% senior subordinated notes due July 15, 2008.

The Corporation is also party to a three-year accounts receivable securitization financing agreement that provides for up to $200,000 of financing and is secured by certain trade accounts receivable. Under the terms of the agreement, the Corporation transfers trade receivables to a wholly-owned consolidated subsidiary that in turn utilizes the receivables to secure borrowings through a credit facility with a financial institution. On August 2, 2004, the agreement was amended to extend the maturity date to August 1, 2007. The related interest rate is commercial paper-based. The Corporation pays an annual commitment fee of 25 basis points on the undrawn portion of the accounts receivable facility. There were no outstanding balances under this agreement at February 28, 2005 or February 29, 2004.

At February 28, 2005, the Corporation was in compliance with its financial covenants under the borrowing agreements described above.

At February 28, 2005 and February 29, 2004, the Corporation had no debt due within one year.

At February 28, 2005 and February 29, 2004, long-term debt and their related calendar year due dates were as follows:

	2005	2004
6.10% Senior Notes, due 2028	**$298,503**	$298,122
11.75% Senior Subordinated Notes, due 2008	**10,016**	192,162
7.00% Convertible Subordinated Notes, due 2006	**175,000**	175,000
Other (due 2007-2011)	**2,580**	590
	$486,099	$665,874

The 6.10% senior notes due 2028 are secured by the domestic assets of the Corporation.

Aggregate maturities of long-term debt are as follows:

2006	$ —
2007	176,082
2008	335
2009	10,230
2010	183
Thereafter	299,269
	$486,099

As part of its normal operations, the Corporation provides certain financing for some of its vendors, which includes a combination of various guarantees and letters of credit. At February 28, 2005, the Corporation had credit arrangements to support the guarantees and letters of credit in the amount of $75,500 with $36,384 of open guarantees and credit outstanding.

Interest paid in cash on short-term and long-term debt was $70,379 in 2005, $74,762 in 2004 and $71,092 in 2003. In 2005, interest expense included $39,056 for the payment of the premium and other fees associated with the notes repurchased as well as for the write-off of related deferred financing costs. In 2004, interest expense included the write-off of $18,389 in deferred financing costs and the premium associated with the note repurchase and term loan retirement.

NOTE 12 - Retirement Plans

The Corporation has a non-contributory profit-sharing plan with a contributory 401(k) provision covering most of its United States employees. Corporate contributions to the profit-sharing plan were $11,280, $7,122 and $13,637 for 2005, 2004 and 2003, respectively. In addition, the Corporation matches a portion of 401(k) employee contributions contingent upon meeting specified annual operating results goals. The Corporation's matching contributions were $4,682, $4,778 and $4,896 for 2005, 2004 and 2003, respectively.

The Corporation also has several defined benefit and defined contribution pension plans covering certain employees in foreign countries. The cost of these plans was not material in any of the years presented. In the aggregate, the actuarially computed plan benefit obligation approximates the fair value of the plan assets.

In 2001, the Corporation assumed the obligations and assets of Gibson's defined benefit pension plan (the "Retirement Plan") that covered substantially all Gibson employees who met certain eligibility requirements. Benefits earned under the Retirement Plan have been frozen and participants no longer accrue benefits after December 31, 2000. The Retirement Plan has a measurement date of February 28 or 29. The Corporation made discretionary contributions of $6,500 and $9,000 to the plan assets in 2005 and 2004, respectively, amounts sufficient to fully fund the Retirement Plan at both February 28, 2005 and February 29, 2004.

The following table sets forth summarized information on the Retirement Plan:

	2005	2004
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 96,012**	$90,822
Interest cost	**5,832**	5,944
Actuarial loss	**6,125**	5,577
Benefit payments	**(6,453)**	(6,331)
Benefit obligation at end of year	**101,516**	96,012
Change in plan assets:		
Fair value of plan assets at beginning of year	**98,174**	91,352
Actual return on plan assets	**4,180**	4,153
Employer contributions	**6,500**	9,000
Benefit payments	**(6,453)**	(6,331)
Fair value of plan assets at end of year	**102,401**	98,174
Funded status at end of year	**885**	2,162
Unrecognized loss	**16,950**	9,363
Prepaid benefit cost	**$ 17,835**	$11,525
Assumptions:		
Weighted average discount rate used to determine:		
Benefit obligations at measurement date	**5.75%**	6.25%
Net periodic benefit cost	**6.25%**	6.75%
Expected long-term return on plan assets	**6.00%**	6.00%
Rate of compensation increase	**N/A**	N/A

For 2005, the net periodic pension cost was based on a long-term asset rate of return of 6%. In developing the 6% expected long-term rate of return assumption, consideration was given to expected returns based on the current investment policy and historical return for the asset classes.

A summary of the components of net periodic cost for the Retirement Plan for the years ended February 28, 2005, February 29, 2004 and February 28, 2003, is as follows:

	2005	2004	2003
Interest cost	**$ 5,832**	$ 5,944	$ 6,045
Expected return on plan assets	**(5,686)**	(5,283)	(5,490)
Recognized net actuarial loss	**44**	—	—
Net periodic benefit cost	**$ 190**	$ 661	$ 555

At February 28, 2005 and February 29, 2004, the assets of the Retirement Plan are held in trust and allocated as follows:

	2005	2004
Equity securities	**47%**	32%
Debt securities	**43%**	31%
Cash and cash equivalents	**10%**	37%
	100%	100%

As of February 28, 2005, the investment policy for the Retirement Plan targets an approximately even distribution between equity securities and debt securities with a minimal level of cash maintained in order to meet obligations as they come due. At February 29, 2004, the investment policy for the Retirement Plan was to maintain an approximately even distribution among equity securities, debt securities and cash and cash equivalents. This policy continues to be subject to review and change.

Although the Corporation does not anticipate that contributions to the Retirement Plan will be required in 2006, it may make contributions in excess of the legally required minimum contribution level. Any voluntary contributions by the Corporation are not expected to exceed deductible limits in accordance with IRS regulations.

The benefits expected to be paid out under the Retirement Plan are as follows:

2006	$ 6,260
2007	6,241
2008	6,343
2009	6,453
2010	6,578
2011-2015	34,874

The Corporation also has a defined benefit pension plan (the "Executive Plan") covering certain management employees. The Executive Plan has a measurement date of February 28 or 29. The Executive Plan was amended in 2005 to change the twenty-year cliff vesting period with no minimum Executive Plan service requirements to a ten-year cliff-vesting period with a requirement that at least five years of that service must be as an Executive Plan participant.

The following table sets forth summarized information on the Executive Plan:

	2005	2004
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 26,140**	$ 23,719
Service cost	**546**	462
Interest cost	**1,577**	1,551
Plan amendments	**872**	—
Actuarial (gain) loss	**(147)**	1,591
Benefit payments	**(1,321)**	(1,183)
Benefit obligation at end of year	**27,667**	26,140
Change in plan assets:		
Fair value of plan assets at beginning of year	**—**	—
Employer contributions	**1,321**	1,183
Benefit payments	**(1,321)**	(1,183)
Fair value of plan assets at end of year	**—**	—
Underfunded status at end of year	**(27,667)**	(26,140)
Unrecognized prior service cost	**779**	—
Unrecognized loss	**3,552**	3,720
Accrued benefit cost	**$(23,336)**	$(22,420)

The accrued benefit cost is included in the Consolidated Statement of Financial Position in the following captions:

	2005	2004
Other liabilities	**$(25,187)**	$(22,420)
Other assets	**779**	—
Accumulated other comprehensive income	**1,072**	—
Accrued benefit cost	**$(23,336)**	$(22,420)
Assumptions:		
Weighted average discount rate used to determine:		
Benefit obligations at measurement date	**5.75%**	6.25%
Net periodic benefit cost	**6.25%**	6.75%
Rate of compensation increase	**6.50%**	6.50%

A summary of the components of net periodic cost for the Executive Plan for the years ended February 28, 2005, February 29, 2004 and February 28, 2003, is as follows:

	2005	2004	2003
Service cost	**$ 546**	$ 462	$ 390
Interest cost	**1,577**	1,551	1,541
Amortization of prior service cost	**93**	—	—
Recognized net actuarial loss	**21**	—	—
Net periodic benefit cost	**$2,237**	$2,013	$1,931

Based on historic patterns and currently scheduled benefit payments, the Corporation expects to contribute approximately $1,620 to the Executive Plan in 2006.

The Executive Plan is a non-qualified and unfunded plan, and annual contributions, which are equal to benefit payments, are made from the Corporation's general funds.

The benefits expected to be paid out under the Executive Plan are as follows:

2006	$1,621
2007	1,672
2008	1,788
2009	1,820
2010	1,848
2011-2015	10,101

In addition, during 2005, the Corporation distributed shares held in a Rabbi Trust (see Consolidated Statement of Shareholders' Equity) to its beneficiary.

NOTE 13 - Postretirement Benefits Other Than Pensions

The Corporation sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time United States employees who meet certain age, service and other requirements. The plan is contributory; with retiree contributions adjusted periodically, and contains other cost-sharing features such as deductibles and coinsurance. The plan has a measurement date of February 28 or 29. The Corporation made significant changes to its retiree health care plan in 2002 by imposing dollar maximums on the per capita cost paid by the Corporation for future years. The Plan was amended in 2004 and 2005 to further limit the Corporation's contributions at certain locations. The Corporation maintains a trust for the payment of retiree health care benefits. This trust is funded at the discretion of management.

Summarized information on the postretirement medical benefit plan follows:

	2005	2004
Change in benefit obligation:		
Benefit obligation at beginning of year	**$121,696**	$110,323
Service cost	**2,597**	2,113
Interest cost	**7,692**	7,346
Participant contributions	**4,290**	4,092
Plan amendments	**(9,264)**	(6,972)
Actuarial losses	**8,481**	13,872
Benefit payments	**(9,712)**	(9,078)
Benefit obligation at end of year	**125,780**	121,696
Change in plan assets:		
Fair value of plan assets at beginning of year	**70,037**	59,307
Actual return on plan assets	**2,309**	6,835
Employer contributions	**5,422**	8,881
Participant contributions	**4,290**	4,092
Benefit payments	**(9,712)**	(9,078)
Fair value of plan assets at end of year	**72,346**	70,037
Underfunded status at end of year	**(53,434)**	(51,659)
Unrecognized prior service (credit)	**(48,621)**	(45,979)
Unrecognized loss	**90,671**	85,938
Accrued benefit cost	**$ (11,384)**	$ (11,700)

	2005	2004	2003
Components of net periodic benefit cost:			
Service cost	**$ 2,597**	$ 2,113	$ 1,615
Interest cost	**7,692**	7,346	7,096
Expected return on plan assets	**(5,327)**	(4,491)	(4,376)
Amortization of prior service cost	**(6,623)**	(6,236)	(5,655)
Amortization of actuarial loss	**6,767**	7,186	5,831
Net periodic benefit cost	**$ 5,106**	$ 5,918	$ 4,511

The weighted average assumptions used to determine benefit obligations as of February 28, 2005 and February 29, 2004, are as follows:

	2005	2004
Discount rate	**5.75%**	6.25%
Expected return on assets	**8.00%**	8.00%
Health care cost trend rates:		
For year following February 28 or 29	**10.5%**	11.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**6.0%**	6.0%
Year the rate reaches the ultimate trend rate	**2014**	2014

The weighted average assumptions used to determine net periodic benefit cost for years ended February 28, 2005 and February 29, 2004 are as follows:

	2005	2004
Discount rate	**6.25%**	6.75%
Expected return on assets	**8.00%**	8.00%
Health care cost trend rates:		
For year ending February 28 or 29	**11.0%**	11.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**6.0%**	6.0%
Year the rate reaches the ultimate trend rate	**2014**	2014

For 2005, the Corporation assumed a long-term asset rate of return of 8% to calculate the expected return for the plan. In developing the 8% expected long-term rate of return assumption, consideration was given to various factors, including a review of asset class return expectations based on historical 15-year compounded returns for such asset classes. This rate is also consistent with actual compounded returns earned by the plan over several years.

	2005	2004
Effect of a 1% increase in health care cost trend rate on:		
Service cost plus interest cost	**$ 823**	$ 897
Accumulated postretirement benefit obligation	**8,155**	10,883
Effect of a 1% *decrease* in health care cost trend rate on:		
Service cost plus interest cost	**$ (450)**	$ (751)
Accumulated postretirement benefit obligation	**(7,075)**	(9,151)

Accumulated postretirement benefit obligation:

	2005	2004
Retired	**$ 73,695**	$ 72,076
Active entitled to full benefits	**10,435**	11,847
Other active	**41,650**	37,773
	$125,780	$121,696

At February 28, 2005 and February 29, 2004, the assets of the plan are held in trust and allocated as follows:

	2005 allocation	2004 allocation	Target allocation
Equity securities	**30%**	31%	15% - 35%
Debt securities	**66%**	59%	55% - 75%
Cash and cash equivalents	**4%**	10%	0% - 20%
Total	**100%**	100%	

The investment policy for the plan targets a distribution among equity securities, debt securities and cash and cash equivalents, as noted above. All investments are actively managed, with debt securities averaging 2.5 years to maturity with a credit rating of 'A' or better. This policy is subject to review and change.

The Corporation anticipates contributing approximately $6,000 to the plan in 2006.

The benefits expected to be paid by the postretirement medical plan are as follows:

	Excluding Effect of Medicare Part D Subsidy	Including Effect of Medicare Part D Subsidy
2006	$ 7,820	$ 7,820
2007	8,297	8,052
2008	8,726	8,456
2009	9,164	8,871
2010	9,469	9,148
2011-2015	52,457	50,523

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act provides plan sponsors a federal subsidy for certain qualifying prescription drug benefits covered under the sponsor's postretirement health care plans. FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," ("FSP 106-2") was issued on May 19, 2004. FSP 106-2 provides guidance on accounting for the effects of the new Medicare prescription drug legislation by employers whose prescription drug benefits are actuarially equivalent to the drug benefit under Medicare Part D. FSP 106-2 also contains basic guidance on related income tax accounting and complex rules for transition that permit various alternative prospective and retroactive transition approaches. The effect of the adoption of FSP 106-2 was a reduction of the net periodic postretirement benefit cost in 2005 of approximately $390. The adoption of FSP 106-2 also reduced the accumulated postretirement benefit obligation by approximately $6,143 during 2005.

NOTE 14 - Long-term Leases and Commitments

The Corporation is committed under noncancelable operating leases for commercial properties (certain of which have been subleased) and equipment, terms of which are generally less than 25 years. Rental expense under operating leases for the years ended February 28, 2005, February 29, 2004 and February 28, 2003, are as follows:

	2005	2004	2003
Gross rentals	**$67,926**	$72,699	$70,253
Sublease rentals	**(2,865)**	(2,115)	(1,549)
Net rental expense	**$65,061**	$70,584	$68,704

At February 28, 2005, future minimum rental payments for noncancelable operating leases, net of aggregate future minimum noncancelable sublease rentals, are as follows:

Gross rentals:	
2006	$ 45,508
2007	35,622
2008	29,156
2009	23,652
2010	17,974
Later years	33,433
	185,345
Sublease rentals	(9,296)
Net rentals	$176,049

NOTE 15 - Common Shares and Stock Options

At February 28, 2005 and February 29, 2004, common shares authorized consisted of 187,600,000 Class A and 15,832,968 Class B shares.

Class A shares have one vote per share and Class B shares have ten votes per share. There is no public market for the Class B common shares of the Corporation. Pursuant to the Corporation's Amended Articles of Incorporation, a holder of Class B common shares may not transfer such Class B common shares (except to permitted transferees, a group that generally includes members of the holder's extended family, family trusts and charities) unless such holder first offers such shares to the Corporation for purchase at the most recent closing price for the Corporation's Class A common shares. If the Corporation does not purchase such Class B common shares, the holder must convert such shares, on a share for share basis, into Class A common shares prior to any transfer.

Under the Corporation's Stock Option Plans, options to purchase Class A and/or Class B shares are granted to directors, officers and other key employees at the then-current market price. In general, subject to continuing service, options become exercisable commencing twelve months after date of grant in annual installments and expire over a period of not more than ten years from the date of grant. Under certain grants made in 2002, the exercise period has the potential to be accelerated if the market value of Class A shares reaches a specified share price. These options expire at the earlier of six months plus one day after a specified share price is reached or ten years from the date of grant. During 2005, a target share price was met and certain of these 2002 options became subject to expiration, unless exercised, in six months plus one day from the date the target share price was met.

Stock option transactions and prices are summarized as follows:

	Number of Options		Weighted-Average Exercise Price Per Share	
	Class A	Class B	Class A	Class B
Options outstanding February 28, 2002	9,031,128	1,033,373	$17.74	$20.81
Granted	1,700,308	—	14.35	—
Exercised	(2,134,250)	(10,400)	10.05	9.95
Cancelled	(634,385)	(5,000)	22.33	27.25
Options outstanding February 28, 2003	7,962,801	1,017,973	$18.76	$20.89
Granted	1,551,718	—	14.31	—
Exercised	(1,566,499)	(31,600)	11.45	9.95
Cancelled	(518,810)	(420)	23.30	48.06
Options outstanding February 29, 2004	7,429,210	985,953	$19.06	$21.23
Granted	1,400,738	361,342	20.88	21.33
Exercised	(2,049,106)	(489,080)	14.93	12.31
Cancelled	(498,512)	(38,000)	22.09	26.33
Options outstanding February 28, 2005	**6,282,330**	**820,215**	**$20.57**	**$26.36**
Options exercisable at February 28/29:				
2005	4,362,271	627,215	$21.55	$28.16
2004	5,299,372	985,953	20.94	21.23
2003	5,268,606	1,017,973	19.76	20.89

The weighted-average remaining contractual life of the options outstanding as of February 28, 2005 is 5.7 years.

The range of exercise prices for options outstanding are as follows:

	Outstanding		Exercisable		Weighted-Average Remaining Contractual Life (Years)
Exercise Price Ranges	Optioned Shares	Weighted-Average Exercise Price	Optioned Shares	Weighted-Average Exercise Price	
$8.50 - $13.01	534,808	$11.62	534,808	$11.62	6.32
13.10 - 13.15	840,940	13.15	276,926	13.15	8.01
13.19 - 18.10	826,323	14.84	728,873	14.72	6.99
18.40 - 19.81	151,393	19.69	141,718	19.71	8.34
20.02 - 20.51	1,286,570	20.51	400	20.51	9.18
20.87 - 22.26	181,952	21.85	143,852	21.94	7.16
22.30 - 23.57	1,555,883	23.53	1,503,433	23.55	4.18
23.68 - 29.44	594,350	26.68	529,150	26.86	2.81
29.50	919.200	29.50	919,200	29.50	1.90
30.12 - 51.63	211,126	39.75	211,126	39.75	2.74
$8.50 - $51.63	7,102,545		4,989,486		

The number of shares available for future grant at February 28, 2005 is 4,572,487 Class A and 1,210,283 Class B shares.

NOTE 16 - Business Segment Information

The Corporation is organized and managed according to a number of factors, including product categories, geographic locations and channels of distribution. The Social Expression Products segment primarily designs, manufactures and sells greeting cards and other related products through various channels of distribution with mass retailers as the primary channel and is managed by geographic location. As permitted under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," certain operating divisions have been aggregated into the Social Expression Products segment. These operating divisions have similar economic characteristics, products, production processes, types of customers and distribution methods.

At February 28, 2005, the Corporation owned and operated 542 card and gift retail stores in the United States and Canada through its Retail Operations segment. The stores are primarily located in malls and strip shopping centers. The stores sell products purchased from the Social Expression Products Segment as well as products purchased from other vendors.

AG Interactive (89.9% owned) is an electronic provider of social expression content through the Internet and wireless platforms.

The Corporation's non-reportable operating segments primarily include the design, manufacture and sale of display fixtures.

The Corporation's senior management evaluates segment performance based on earnings before foreign currency exchange gains or losses, interest income, interest expense, centrally-managed costs and income taxes. The accounting policies of the reportable segments are the same as those described in Note 1 - Significant Accounting Policies, except those that are related to LIFO or applicable to only corporate items.

Intersegment sales from the Social Expression Products segment to the Retail Operations segment are recorded at estimated arm's-length prices. Intersegment sales and profits are eliminated in consolidation. All inventories resulting from intersegment sales are carried at cost. Accordingly, the Retail Operations segment records full profit upon its sales to consumers.

The reporting and evaluation of segment assets include net accounts receivable, inventory on a "first-in, first-out" basis, display materials and factory supplies, prepaid expenses, other assets (including net deferred costs), and net property, plant and equipment.

Segment results are internally reported and evaluated at consistent exchange rates between years to eliminate the impact of foreign currency fluctuations. An exchange rate adjustment is included in the reconciliation of the segment results to the consolidated results; this adjustment represents the impact on the segment results of the difference between the exchange rates used for segment reporting and evaluation and the actual exchange rates for the periods presented.

Centrally incurred and managed costs are not allocated back to the operating segments. The unallocated items include interest expense on centrally-incurred debt and domestic profit-sharing expense. In addition, the costs associated with corporate operations including the senior management, corporate finance, legal and human resource functions, among other costs, are included in the unallocated items.

Product Information

	Net Sales		
	2005	2004	2003
Everyday greeting cards	**$ 690,897**	$ 750,219	$ 743,805
Seasonal greeting cards	**370,521**	368,757	364,086
Gift wrapping and wrap accessories	**331,218**	323,779	364,961
All other	**510,091**	510,974	462,802
Consolidated	**$1,902,727**	$1,953,729	$1,935,654

Geographic Information

	Net Sales			Fixed Assets - Net		
	2005	2004	2003	**2005**	2004	2003
United States	**$1,432,578**	$1,543,202	$1,580,063	**$272,170**	$296,760	$326,799
Foreign	**470,149**	410,527	355,591	**67,622**	57,613	51,648
Consolidated	**$1,902,727**	$1,953,729	$1,935,654	**$339,792**	$354,373	$378,447

Operating Segment Information

	Net Sales			Segment Earnings (Loss)		
	2005	2004	2003	**2005**	2004	2003
Social Expression Products	**$1,599,642**	$1,671,927	$1,705,130	**$ 320,763**	$ 372,909	$ 374,489
Intersegment items	**(63,623)**	(77,460)	(80,595)	**(46,630)**	(55,090)	(58,233)
Exchange rate adjustment	**34,152**	995	(37,692)	**6,061**	135	(5,376)
Net	**1,570,171**	1,595,462	1,586,843	**280,194**	317,954	310,880
Retail Operations	**238,159**	272,917	275,296	**(20,685)**	4,269	19,128
Exchange rate adjustment	**4,759**	126	(9,168)	**317**	16	(1,200)
Net	**242,918**	273,043	266,128	**(20,368)**	4,285	17,928
AG Interactive	**57,514**	36,427	34,615	**(955)**	4,540	477
Exchange rate adjustment	**405**	—	—	**(121)**	—	—
Net	**57,919**	36,427	34,615	**(1,076)**	4,540	477
Non-reportable segments	**32,624**	54,295	47,896	**(10,824)**	(7,404)	6,451
Unallocated items - net	**(905)**	(5,498)	172	**(139,032)**	(159,529)	(147,624)
Exchange rate adjustment	**—**	—	—	**(646)**	5	(247)
Net	**(905)**	(5,498)	172	**(139,678)**	(159,524)	(147,871)
Consolidated	**$1,902,727**	$1,953,729	$1,935,654	**$ 108,248**	$ 159,851	$ 187,865

	Assets			Depreciation and Amortization		
	2005	2004	2003	**2005**	2004	2003
Social Expression Products	**$1,475,993**	$1,684,542	$1,813,954	**$43,695**	$45,099	$45,855
Exchange rate adjustment	**57,560**	37,291	(20,334)	**723**	32	(882)
Net	**1,533,553**	1,721,833	1,793,620	**44,418**	45,131	44,973
Retail Operations	**77,402**	89,822	95,572	**6,511**	7,678	9,243
Exchange rate adjustment	**1,936**	431	(1,808)	**100**	3	(242)
Net	**79,338**	90,253	93,764	**6,611**	7,681	9,001
AG Interactive	**96,300**	55,638	58,619	**3,976**	4,402	3,716
Exchange rate adjustment	**2,590**	—	—	**11**	—	—
Net	**98,890**	55,638	58,619	**3,987**	4,402	3,716
Non-reportable segments	**21,058**	47,504	64,725	**1,023**	1,073	1,015
Unallocated and intersegment items	**797,634**	564,945	591,617	**1,006**	1,313	1,897
Exchange rate adjustment	**5,155**	3,840	(18,225)	**—**	—	—
Net	**802,789**	568,785	573,392	**1,006**	1,313	1,897
Consolidated	**$2,535,628**	$2,484,013	$2,584,120	**$57,045**	$59,600	$60,602

	Capital Expenditures		
	2005	2004	2003
Social Expression Products	**$36,298**	$21,009	$22,890
Exchange rate adjustment	**449**	21	(506)
Net	**36,747**	21,030	22,384
Retail Operations	**8,638**	8,959	3,589
Exchange rate adjustment	**174**	2	(116)
Net	**8,812**	8,961	3,473
AG Interactive	**1,427**	1,224	1,014
Non-reportable segments	**343**	1,329	1,182
Unallocated and intersegment items	**168**	—	—
Consolidated	**$47,497**	$32,544	$28,053

Other

Termination Benefits and Plant Closing

During 2005, the Corporation recorded a severance accrual of $18,333 related to an overhead reduction program that eliminated approximately 300 associates and the Franklin, Tennessee plant closure. The following table summarizes this charge by segment:

Social Expression Products	$14,797
Retail Operations	496
Non-reportable	442
Unallocated	2,598
Total	$18,333

Substantially all of the associates receiving payments separated from the Corporation on or prior to February 28, 2005, with the remaining to exit during the quarter ending May 31, 2005. Approximately 70% of the severance will be paid prior to February 28, 2006, with the remaining payments extending through 2008. The remaining balance of this severance accrual was $13,590 at February 28, 2005.

In connection with the plant closing, the Social Expression Products segment recorded an additional charge of $10,842 during 2005 for the write-down of the building, the write-off of equipment disposed, moving costs, and various other related expenses. The Corporation expects this action to be completed during the first half of 2006 at an additional cost of approximately $3,000.

Retail Leases

During 2005, the Retail Operations segment reviewed its accounting for leases and recorded a pre-tax charge of $4,883 during the fourth quarter to correct certain errors that were identified. This correction relates solely to accounting treatment and did not impact historic or future cash flows and did not have a material impact on current or prior year consolidated financial statements.

NOTE 17 - Income Taxes

Income from continuing operations before income tax expense:

	2005	2004	2003
United States	**$ 53,672**	$103,054	$145,613
Foreign	**54,576**	56,797	42,252
	$108,248	$159,851	$187,865

Income tax expense (benefit) from the Corporation's continuing operations has been provided as follows:

	2005	2004	2003
Current:			
Federal	**$10,784**	$ (2,910)	$ 77,731
Foreign	**31,576**	9,994	9,017
State and local	**4,928**	574	13,808
	47,288	7,658	100,556
Deferred	**(9,590)**	54,204	(26,229)
	$37,698	$61,862	$ 74,327

Significant components of the Corporation's deferred tax assets and liabilities as reflected in the Consolidated Statement of Financial Position at February 28, 2005 and February 29, 2004 are as follows:

	2005	2004
Deferred tax assets:		
Employee benefit and incentive plans	**$ 17,974**	$ 21,936
Net operating loss carryforwards	**63,604**	41,896
Deferred capital loss	**5,608**	5,608
Reserves not currently deductible	**76,786**	56,311
Charitable contributions carryforward	**9,040**	14,278
Foreign tax credit carryforward	**17,702**	14,691
Other	**12,522**	46,933
	203,236	201,653
Valuation allowance	**(49,260)**	(51,827)
Total deferred tax assets	**153,976**	149,826
Deferred tax liabilities:		
Inventory costing	**3,033**	5,020
Depreciation	**31,666**	35,975
Other	**18,405**	18,180
Total deferred tax liabilities	**53,104**	59,175
Net deferred tax assets	**$100,872**	$ 90,651

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases as well as from net operating loss and tax credit carryforwards, and are stated at tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income tax payments in future years. The Corporation's deferred tax assets at February 28, 2005 include foreign tax credits that will be realized as a result of the American Jobs Creation Act of 2004 (the "Act") which increased the foreign tax credit ("FTC") carryover period from five years to ten years. Based on the carryforward period, the Corporation believes it is more likely than not that it will utilize the credits, allowing it to remove the valuation allowance previously recorded against the FTC carryforwards.

The Corporation periodically reviews the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based upon a review of earnings history and trends, forecasted earnings and the relevant expiration of carryforwards, the Corporation believes that the valuation allowances provided are appropriate. At February 28, 2005, the valuation allowance of $49,260 related principally to certain foreign and domestic net operating loss carryforwards and the deferred capital loss.

Reconciliation of the Corporation's income tax expense from continuing operations from the U.S. statutory rate to the actual effective income tax rate is as follows:

	2005	2004	2003
Income tax expense at statutory rate	**$ 37,887**	$55,948	$65,753
State and local income taxes, net of federal tax benefit	**3,314**	4,657	6,016
Canada income tax audit assessment	**12,961**	945	—
Foreign differences	**(127)**	(2,888)	(493)
Foreign tax credit related matters	**(12,358)**	3,401	—
Other	**(3,979)**	(201)	3,051
Income tax at effective tax rate	**$ 37,698**	$61,862	$74,327

Income taxes paid from continuing operations were $50,760 in 2005, $34,702 in 2004, and $168,843 in 2003. As of February 28, 2005, the Corporation has projected income tax refunds of $55,410 related to federal amended returns filed and IRS exam adjustments for 2000 through 2003 and current year tax overpayments.

At February 28, 2005, the Corporation had deferred tax assets of approximately $30,181 related to foreign net operating loss carryforwards, of which $17,547 have no expiration dates and $12,634 have expiration dates ranging from 2006 through 2014. In addition, the Corporation had deferred tax assets related to domestic net operating loss, state net operating loss, charitable contribution and FTC carryforwards of approximately $10,500, $22,923, $9,040 and $17,702, respectively. The federal net operating loss carryforward expires in 2021. The state net operating loss carryforwards have expiration dates ranging from 2004 to 2024. The charitable contribution carryforwards have expiration dates ranging from 2006 to 2009. The FTC carryforwards have expiration dates ranging from 2010 to 2014.

During the fourth quarter of 2005, the Canada Customs and Revenue Agency issued a tax assessment to the Corporation for certain income tax issues related to the years 2000 through 2002. The Corporation recorded a tax expense, including interest and penalties, of $12,961 in 2005 related to the assessment.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. The Act provides for a special one-time tax deduction of 85% of certain foreign earnings that are repatriated (as defined in the Act) in 2006. The Corporation has not fully evaluated the effect of the repatriation provision and, therefore, has not determined if the Act will materially change its foreign earnings reinvestment plan. A full evaluation of the plan is expected to be completed by November 30, 2005. As such, deferred taxes have not been provided on approximately $118,833 of undistributed earnings of foreign subsidiaries since substantially all of these earnings are necessary to meet their business requirements. It is not practicable to calculate the deferred taxes associated with these earnings; however, foreign tax credits would be available to reduce federal income taxes in the event of distribution.

NOTE 18 - Discontinued Operations

On July 30, 2004, the Corporation announced it had signed a letter of agreement to sell its Magnivision nonprescription reading glasses business to AAi FosterGrant, a unit of sunglasses maker Foster Grant. The sale reflects the Corporation's strategy to focus its resources on business units closely related to its core social expression business. The sale closed in the third quarter of fiscal 2005 although an additional amount may be recorded during the first quarter of fiscal 2006 based on closing balance sheet adjustments. This adjustment is not expected to exceed ten percent of the cash proceeds. During the third quarter, the Corporation received cash proceeds of $77,000 and recorded a pre-tax gain of $35,525 on the sale of Magnivision.

Magnivision meets the definition of a "component of an entity" and has been accounted for as a discontinued operation under SFAS 144. Accordingly, the Corporation's consolidated financial statements and related notes have been presented to reflect Magnivision as a discontinued operation for all periods presented. Magnivision was previously included within the Corporation's "non-reportable segments."

The following summarizes the results of discontinued operations for the periods presented:

	2005	2004	2003
Net sales	**$30,965**	$56,537	$60,206
Pretax income from operations	**4,816**	10,900	12,973
Gain on sale	**35,525**	—	—
	40,341	10,900	12,973
Income tax expense	**15,612**	4,219	5,405
Income from discontinued operations	**$24,729**	$ 6,681	$ 7,568

At February 29, 2004, "Assets of businesses held for sale" and "Liabilities of businesses held for sale" in the Consolidated Statement of Financial Position include the following:

Assets of businesses held for sale:	
Current assets	$ 22,154
Other assets	7,318
Fixed assets	11,343
	$ 40,815
Liabilities of businesses held for sale:	
Current liabilities	$ 3,722
Noncurrent liabilities	1,616
	$ 5,338

quarterly results of operations: unaudited

Thousands of dollars except per share amounts

The business exhibits seasonality, which is typical for most companies in the retail industry. Sales are much stronger in the second half of the fiscal year than the first half of the fiscal year due to the concentration of major holidays during the second half of the fiscal year. Net earnings are highest during the months of September through December when sales volumes provide significant operating leverage. Working capital requirements needed to finance operations fluctuate during the year and reach their highest levels during the second and third fiscal quarters as inventory is increased in preparation for the peak selling season.

The following is a summary of the unaudited quarterly results of operations for the year ended February 28, 2005:

	Quarter Ended			
	May 31	Aug 31	Nov 30	Feb 28
Fiscal 2005				
Net sales	$433,541	$392,084	$586,165	$490,937
Gross profit	251,926	205,367	293,428	246,805
Income from continuing operations	2,936	5,900	40,344	21,370
Discontinued operations	1,302	1,010	22,417	—
Net income	4,238	6,910	62,761	21,370
Earnings per share:				
Continuing operations	$ 0.04	$ 0.09	$ 0.58	$ 0.31
Net income	0.06	0.10	0.91	0.31
Earnings per share - assuming dilution:				
Continuing operations	0.04	0.09	0.51	0.28
Net income	0.06	0.10	0.78	0.28
Dividends declared per share	—	—	0.06	0.06

The first quarter included a pre-tax charge of $39,024 related to the repurchase of a portion of the Corporation's 11.75% senior subordinated notes. The second quarter included a pre-tax gain of $10,000 resulting from the modification of certain agreements related to licensing activities. The third quarter included a pre-tax charge of $16,570 associated with an overhead reduction program, a pre-tax charge of $13,000 related to the implementation of a new merchandising strategy for seasonal space management, a pre-tax charge of $8,233 associated with a plant closure and a pre-tax gain of $35,525 on the sale of the discontinued operations. The fourth quarter included a pre-tax charge of $29,769 associated with scan-based trading conversions, a pre-tax charge of $6,376 associated with a plant closure, a pre-tax charge of $4,883 for a correction in the accounting for certain operating leases and an after-tax benefit of $4,194 resulting primarily from changes in tax laws.

The previously reported net sales and gross profit amounts for the first and second quarters have been adjusted to include an amount that was previously classified as other income. Miscellaneous sales of $505 in the first quarter and $191 in the second quarter were reclassified from other income - net to net sales.

During the second quarter, the Corporation committed to a plan to sell the Magnivision business. Accordingly, the business was reclassified as discontinued operations and prior periods' continuing operations were restated.

The following is a summary of the unaudited quarterly results of operations for the year ended February 29, 2004:

	Quarter Ended			
	May 31	Aug 31	Nov 30	Feb 29
Fiscal 2004				
Net sales	$440,755	$391,033	$603,754	$518,187
Gross profit	262,010	195,061	313,391	270,562
Income (loss) from continuing operations	18,745	(10,609)	45,091	44,762
Discontinued operations	960	914	1,271	3,536
Net income (loss)	19,705	(9,695)	46,362	48,298
Earnings (loss) per share:				
Continuing operations	$ 0.29	$ (0.16)	$ 0.68	$ 0.67
Net income (loss)	0.30	(0.15)	0.70	0.72
Earnings (loss) per share - assuming dilution:				
Continuing operations	0.26	(0.16)	0.58	0.58
Net income (loss)	0.27	(0.15)	0.60	0.62

The first quarter included a pre-tax charge of $4,639 related to the repayment of a term loan. The third quarter included a pre-tax charge of $13,750 related to the repurchase of a portion of the Corporation's 11.75% senior subordinated notes. The fourth quarter included a pre-tax charge of approximately $20,000 for the write down of inventories related to seasonal performance and product discontinuances.

The previously reported net sales and gross profit amounts for the second and fourth quarters have been adjusted to include an amount that was previously classified as other income. Miscellaneous sales of $96 in the second quarter and $649 in the fourth quarter were reclassified from other income - net to net sales.

During the second quarter of 2005, the Corporation committed to a plan to sell the Magnivision business. Accordingly, the business was reclassified as discontinued operations and 2004 periods' continuing operations were restated.

In quarters where the Corporation incurs a net loss, the Corporation does not calculate a dilutive effect on earnings (loss) per share because the effect would be antidilutive. Therefore, the sum of the quarterly earnings (loss) per share - assuming dilution may not equal the annual totals.

Stock Prices

The high and low sales prices, as reported in the New York Stock Exchange listing, for the years ended February 28, 2005 and February 29, 2004:

	2005		2004	
	High	**Low**	High	Low
1st Quarter	**$23.45**	**$19.09**	$17.73	$12.65
2nd Quarter	**24.18**	**20.87**	20.22	17.00
3rd Quarter	**28.16**	**23.98**	22.14	18.33
4th Quarter	**27.92**	**23.19**	23.00	20.19

Shareholders

At February 28, 2005, there were approximately 44,000 holders of Class A common shares and 160 holders of Class B common shares of record and individual participants in security position listings.

selected financial data

Years ended February 28 or 29

Thousands of dollars except share and per share amounts

Summary of Operations	2005	2004	2003	2002	2001
Net sales	**$1,902,727**	$1,953,729	$1,953,654	$1,868,813	$2,050,955
Gross profit	**997,526**	1,041,024	1,082,444	961,352	1,146,525
Restructure and other charges	**—**	—	—	56,715	—
Interest expense	**79,526**	85,828	79,095	78,599	55,387
Income (loss) from continuing operations	**70,550**	97,989	113,538	(126,761)	(98,588)
Income from discontinued operations, net of tax	**24,729**	6,682	7,568	4,451	5,915
Cumulative effect of accounting changes, net of tax	**—**	—	—	—	(21,141)
Net income (loss)	**95,279**	104,670	121,106	(122,310)	(113,814)
Earnings (loss) per share:					
Income (loss) from continuing operations	**1.03**	1.47	1.73	(1.99)	(1.55)
Income from discontinued operations, net of tax	**0.36**	0.10	0.12	0.07	0.09
Cumulative effect of accounting changes, net of tax	**—**	—	—	—	(0.33)
Earnings (loss) per share	**1.39**	1.57	1.85	(1.92)	(1.79)
Earnings (loss) per share - assuming dilution	**1.25**	1.40	1.63	(1.92)	(1.79)
Cash dividends per share	**0.12**	—	—	0.20	0.62
Fiscal year end market price per share	**24.63**	22.67	13.12	13.77	13.06
Average number of shares outstanding	**68,545,432**	66,509,332	65,636,621	63,615,193	63,646,405
Financial Position					
Accounts receivable - net	**$ 200,408**	$ 238,473	$ 294,109	$ 277,388	$ 374,820
Inventories	**222,874**	238,612	271,187	280,805	356,705
Working capital	**793,972**	774,466	554,363	373,381	119,062
Total assets	**2,535,628**	2,484,013	2,584,120	2,614,995	2,712,074
Property, plant and equipment additions	**47,497**	32,544	28,053	24,436	69,743
Long-term debt	**486,099**	665,874	726,531	853,113	380,129
Shareholders' equity	**1,386,780**	1,267,540	1,077,464	902,419	1,047,190
Shareholders' equity per share	**20.09**	18.79	16.35	14.15	16.49
Net return on average shareholders' equity from continuing operations	**5.3%**	8.4%	11.5%	(13.0)%	(8.6)%

management's discussion and analysis

Years ended February 28, 2005, February 29, 2004 and February 28, 2003

The Corporation's discussion and analysis of its financial condition and results of operations should be read in conjunction with the audited consolidated financial statements. This discussion and analysis, and other statements made in this Report, contain forward-looking statements, see "Factors That May Affect Future Results" at the end of this discussion and analysis for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

Founded in 1906, the Corporation is the world's largest publicly owned creator, manufacturer and distributor of social expression products. Headquartered in Cleveland, Ohio, the Corporation employs approximately 17,600 associates around the world, is home to one of the world's largest creative studios and services more than 70,000 retail stores in the United States and more than 125,000 outlets worldwide.

The Corporation's major domestic greeting card brands are American Greetings, Carlton Cards and Gibson and other domestic products include DesignWare party goods, GuildHouse candles, Plus Mark gift wrap and boxed cards, DateWorks calendars, Learning Horizons educational products and AGI Schutz display fixtures. The Internet and wireless business unit, AG Interactive, is a leading provider of electronic greetings, ringtones for cellular telephones and other content for the digital marketplace. As of February 28, 2005, the Retail Operations segment owned and operated 542 card and gift shops throughout North America.

The Corporation's international operations include wholly owned subsidiaries in the United Kingdom, Canada, Australia, New Zealand, Mexico and South Africa as well as licensees in approximately 50 other countries.

The business exhibits seasonality, which is typical for most companies in the retail industry. Sales are much stronger in the second half of the year than the first half of the year due to the concentration of major holidays during the second half of the year. Net earnings are highest during the months of September through December when sales volumes provide significant operating leverage. Working capital requirements needed to finance operations fluctuate during the year and reach their highest levels during the second and third fiscal quarters as inventory is increased in preparation for the peak selling season.

The Corporation recognized net income of $95.3 million in 2005 compared to $104.7 million in 2004. Included in the results this year is the net income from discontinued operations of $24.7 million resulting primarily from the Corporation's divestiture of its Magnivision reading glasses subsidiary completed in October 2004.

Despite the reduction in net income, the Corporation experienced a record year in the generation of cash as management remained focused on improving asset utilization and debt reduction to increase the combined balance of cash and cash equivalents and short-term investments to $459.0 million in 2005 compared to $285.5 million in 2004. In addition, the pre-tax contribution from outbound licensing activities nearly doubled over prior year to $43.3 million and management continues to explore opportunities for the Corporation to maximize the value of its intellectual property assets.

As part of an effort begun three years earlier, the current year operating results include certain costs to stabilize the infrastructure of the business and strengthen its financial position. The Corporation's modifications to its infrastructure represent a proactive strategy to align its cost structure with significant changes taking place in the domestic markets. Strong acceptance of the Corporation's scan-based trading business model, increased consumer preference for value, continued consolidation of retailers and expanded opportunities for store specific data mining have prompted the Corporation to modify its business processes relative to product development, sourcing, and delivery systems.

The current year results include the following costs as part of the above actions. Net sales were reduced approximately $13 million to recognize the implementation of a new merchandising strategy for seasonal space management. In the past, the Corporation sold everyday card products on an outright basis to fill seasonal space during off-season periods. Going forward, the Corporation will improve the overall productivity of its display space and merchandising workforce by supplying a combination of various card and non-card programs, all sold with the right of return. The estimated returns will be recorded in conjunction with the sales recognition, consistent with the Corporation's policy on seasonal sales with full return privileges. The current year net sales reduction represents the estimated expense for product currently in stores that may now be returned to the Corporation.

In addition, the Corporation continued its ongoing efforts to reduce overhead costs and drive efficiencies with the elimination of approximately 300 positions throughout the business. As a result of this action, the Corporation recorded a charge of $16.6 million, primarily for severance costs.

Finally, to leverage the fixed costs of seasonal gift wrap production, the Corporation is consolidating seasonal gift wrap production into one plant and eliminating approximately 250 full-time equivalent positions with the closure of the Corporation's Franklin, Tennessee manufacturing facility. A charge of $14.9 million was recorded for severance pay, asset disposals and other costs associated with this action. The Corporation expects approximately $3 million in additional charges during the first half of 2006 to complete this action.

The Corporation believes that the success of these and other efforts over the past three years has provided the Corporation with a sustainable business model to proactively identify and implement cost reduction projects for the rapidly changing marketplace. Additionally, in the current year, the Corporation undertook a major initiative to address disappointing performance in its Retail Operations segment. With new divisional management in place, the Corporation executed initiatives to revise merchandising strategies, close underperforming stores and invest in point-of-sale ("POS") infrastructure upgrades.

Results in 2005 also included the impact of the conversion of two accounts to scan-based trading, which reduced net sales by approximate $32 million and pre-tax income by approximately $30 million. In addition, the Retail Operations segment reviewed its accounting for leases and recorded a pre-tax charge of $4.9 million during the fourth quarter to correct certain errors that were identified. This correction relates solely to accounting treatment and did not impact historic or future cash flows and did not have a material impact on current or prior year consolidated financial statements.

Results of Operations

Comparison of the years ended February 28, 2005 and February 29, 2004

Net income was $95.3 million, or $1.25 per diluted share, in 2005 compared to net income of $104.7 million, or $1.40 per diluted share, in 2004.

The Corporation's results for 2005 and 2004 are summarized below:

(Dollars in thousands)	**2005**	**% Net Sales**	2004	% Net Sales	Favorable (Unfavorable)
Net sales	**$1,902,727**	**100.0%**	$1,953,729	100.0%	(2.6%)
Material, labor and other production costs	**905,201**	**47.5%**	912,705	46.7%	0.8%
Selling, distribution and marketing	**654,402**	**34.4%**	635,224	32.5%	(3.0%)
Administrative and general	**252,622**	**13.3%**	219,369	11.2%	(15.2%)
Interest expense	**79,526**	**4.2%**	85,828	4.4%	7.3%
Other income - net	**(97,272)**	**(5.1%)**	(59,248)	(3.0%)	64.2%
	1,794,479	**94.3%**	1,793,878	91.8%	(0.0%)
Income from continuing operations before income tax expense	**108,248**	**5.7%**	159,851	8.2%	(32.3%)
Income tax expense	**37,698**	**2.0%**	61,862	3.2%	39.1%
Income from continuing operations	**70,550**	**3.7%**	97,989	5.0%	(28.0%)
Income from discontinued operations, net of tax	**24,729**	**1.3%**	6,681	0.3%	270.1%
Net income	**$ 95,279**	**5.0%**	$ 104,670	5.3%	(9.0%)

Net Sales Overview

Consolidated net sales in 2005 were $1.90 billion, a decrease of $51 million from the prior year. This decrease includes $45 million of sales reductions associated with the scan-based trading buyback ($32 million) which occurred in the fourth quarter, as well as returns costs for a revised merchandising strategy ($13 million) implemented in the third quarter. The remaining decrease is the result of reduced sales in the Corporation's Retail Operations segment ($35 million) approximately half of which is the result of reduced store count and half from declining same store sales, combined with reduced third party sales ($22 million) in the Corporation's display fixture business, partially offset by favorable foreign currency translation ($38 million) and additional revenues from two acquisitions completed mid-year by AG Interactive ($16 million).

The contribution of each major product category as a percent of net sales for the past two fiscal years was as follows:

	2005	2004
Everyday greeting cards	**36%**	38%
Seasonal greeting cards	**20%**	19%
Gift wrapping and wrap accessories	**17%**	17%
All other products*	**27%**	26%

* The "all other products" classification includes giftware, party goods, candles, balloons, calendars, custom display fixtures, educational products, stickers, online greeting cards and other digital products.

Unit and Pricing Analysis

Unit and pricing comparisons for 2005 and 2004 are summarized below:

	Increase (Decrease) From the Prior Year					
	Everyday Cards		Seasonal Cards		Total Greeting Cards	
	2005	2004	**2005**	2004	**2005**	2004
Unit volume	**(5.5%)**	1.5%	**4.6%**	(0.7%)	**(2.6%)**	0.9%
Selling prices	**(0.6%)**	(0.3%)	**(3.7%)**	(3.5%)	**(1.4%)**	(1.4%)
Overall Increase / (Decrease)	**(6.0%)**	1.2%	**0.7%**	(4.2%)	**(4.0%)**	(0.6%)

During 2005, combined everyday and seasonal greeting card sales less returns fell 4.0% compared to 2004. The shortfall was heavily skewed toward everyday cards where the impact of the scan-based trading buyback and revised merchandising strategy drove net unit volume down 3.9%. The remaining everyday card business was down 2.1% to prior year. The entire decrease in average selling prices for everyday is the result of a shift in product mix driven by accelerated growth rates in the value card market.

Seasonal card sales less returns improved 0.7% over 2004 levels reflecting some success in the Corporation's seasonal marketing initiatives. A combination of specific caption refinements by holiday combined with a broader offering of value priced products resulted in a strong unit volume increase of 4.6%. In addition, average return rates fell 0.6% driving additional benefits throughout the supply chain. The reduction in average selling price of 3.7% is entirely the result of expansion of value cards in the overall mix.

Expense Overview

Material, labor and other production costs for 2005 were 47.5% of net sales, an increase from 46.7% in 2004. Virtually the entire change, as a percentage of sales, is the result of the impact of the scan-based trading buyback and the implementation of a new merchandising strategy for seasonal space management. The decrease in dollars from the prior year was the result of reduced spending due to successful supply chain initiatives ($22 million) and overlapping prior year inventory costs ($13 million), partially offset by increased costs related primarily to a plant closure ($13 million), higher product content costs ($12 million) and incremental costs due to acquisitions ($5 million).

Selling, distribution and marketing expenses were 34.4% of net sales for 2005 compared to 32.5% in 2004, a 1.9 percentage point increase. Spending increases consisted of agency fees for licensing ($10 million), incremental costs due to acquisitions ($14 million), correction for operating lease accounting in the Retail Operations segment ($5 million) and severance ($6 million), partially offset by savings in supply chain initiatives ($6 million) and reduced store operating expenses in the Retail Operations segment ($9 million) as a result of fewer store locations.

Administrative and general expenses were $252.6 million in 2005, compared to $219.4 million in 2004. The $33.2 million increase in expense in 2005 is due primarily to increased employee-related costs ($20 million), severance charges ($9 million) and increased spending on systems development ($5 million).

Interest expense was $79.5 million in 2005, compared to $85.8 million in 2004. Interest expense over the two year period was impacted by interest savings from the extinguishment of the $118.0 million term loan in the first quarter of 2004 and the repurchase of $63.6 million and $186.2 million of 11.75% senior subordinated notes during the third quarter of 2004 and first quarter of 2005, respectively. The current year expense includes $39.1 million for the write-off of deferred financing fees and a premium payment and other fees associated with the notes repurchase. The prior year expense includes $18.4 million for the write-off of deferred financing fees and a premium payment associated with the term loan extinguishment and notes repurchase.

Other income - net was income of $97.3 million in 2005 compared to income of $59.2 million in 2004. The 2005 results were due to increased revenue from licensing royalties of "Care Bear" and "Strawberry Shortcake" products ($19 million), a one-time receipt related to royalty agreements ($10 million), increased interest income ($2 million) and a gain on the sale of an investment ($3 million).

The effective tax rates for 2005 and 2004 were 34.8% and 38.7%, respectively. These rates reflect the United States statutory rate of 35% combined with the additional net impact of the various foreign, state and local income tax rates. In 2005, the reduction in the effective tax rate is primarily the result of the favorable benefits associated with recent tax law changes, which allowed the Corporation to reduce valuation allowances against certain deferred tax assets. See Note 17 to the Consolidated Financial Statements for causes of the differences between tax expense at the federal statutory rate and actual tax expense.

Segment Results

The Corporation's management reviews segment results using consistent exchange rates between years to eliminate the impact of foreign currency fluctuations. For additional segment information, see Note 16 to the Consolidated Financial Statements.

Social Expression Products Segment

(Dollars in thousands)	**2005**	2004	% Change
Net Sales	**$1,536,019**	$1,594,467	(3.7%)
Segment Earnings	**274,133**	317,819	(13.8%)

In 2005, net sales excluding the impact of foreign exchange and intersegment items of the Social Expression Products segment decreased $58.4 million, or 3.7%, from 2004. This decrease includes $44.6 million of sales reductions associated with the scan-based trading buyback at a major customer account ($31.6 million) which occurred in the fourth quarter, as well as returns costs for a revised merchandising strategy ($13.0 million) implemented in the third quarter. The remaining decrease was primarily due to reduced sales of everyday cards.

Segment earnings excluding the impact of foreign exchange and intersegment items decreased $43.7 million, or 13.8%, in 2005 compared to the prior year. This decrease is due to the scan-based trading buyback ($30 million), implementation of the new merchandising strategy ($13 million), severance costs ($13 million) and plant closure costs ($15 million), partially offset by lower field service costs related to the prior year integration of a new major customer ($9 million) and higher royalty income ($19 million).

Retail Operations Segment

(Dollars in thousands)	2005	2004	% Change
Net Sales	**$238,159**	$272,917	(12.7%)
Segment Earnings (Loss)	**(20,685)**	4,269	(584.5%)

The Retail Operations segment exhibits considerable seasonality, which is typical for most retail store operations. A significant amount of the net sales and segment earnings occur during the fourth quarter in conjunction with the major holiday season.

Net sales excluding the impact of foreign exchange in the Retail Operations segment decreased $34.8 million, or 12.7%, in 2005 from 2004, as sales of both everyday and seasonal cards were lower. Net sales at stores open one year or more were down approximately 7.3% in 2005 from 2004 and the average number of stores decreased 5.7% compared to the prior year. In addition, the average number of transactions per store was down from the prior year by approximately 6%, in part a reflection of continued reduced overall consumer traffic in retail shopping malls.

Segment earnings excluding the impact of foreign exchange decreased $25.0 million in 2005 from the prior year. This decrease was due to lower net sales and a $4.9 million charge for a correction in the accounting treatment for certain operating leases. For the year, markdowns to reduce inventory levels were, as a percent of sales, 3.3 percentage points higher than in the prior year.

During 2005, the Corporation undertook a major initiative to address the disappointing performance in its retail operations. With new divisional management in place, the Corporation executed initiatives to revise merchandising strategies, close marginally performing stores and invest in POS infrastructure upgrades.

The Retail Operations segment is a reporting unit as defined by Statement of Financial Accounting Standards ("SFAS") No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," and, as such, is the level that is tested for impairment of goodwill. Due primarily to declining results in the past two years, the fair value of the Retail Operations segment, determined for the purpose of testing goodwill for impairment, has declined. As a result, corporate management is closely monitoring the short-term performance of this segment. To enable this monitoring, the Corporation has established performance indicators within the Retail Operations segment in order to assess the progress of the business throughout 2006. Should the segment fail to meet the established performance indicators, the goodwill in the Retail Operations segment may require testing for impairment prior to the annual impairment test.

AG Interactive Segment

(Dollars in thousands)	2005	2004	% Change
Net Sales	**$57,514**	$36,427	57.9%
Segment Earnings (Loss)	**(955)**	4,540	(121.0%)

Net sales excluding the impact of foreign exchange in the AG Interactive segment increased $21.1 million, or 57.9%, in 2005 over 2004. This substantial increase is the result of the business acquisitions of MIDIRingTones, LLC and K-Mobile S.A. ($16 million) and increased subscription revenue ($5 million). At the end of 2005, the Corporation had approximately 2.2 million paid subscribers versus 2.1 million in 2004.

Segment earnings excluding the impact of foreign exchange of $4.5 million in 2004 decreased to a loss of $1.0 million in 2005. This decrease is primarily the result of acquisition costs, new business integration costs, higher technology costs and the cost of new business initiatives, which more than offset the benefits from increased sales.

Unallocated Items

Centrally incurred and managed costs are not allocated back to the operating segments. The *unallocated items include interest expense of $79.5 million and* $85.8 million in 2005 and 2004, respectively, for centrally incurred debt and domestic profit-sharing expense of $11.3 million and $7.1 million in 2005 and 2004, respectively. In addition, unallocated items include costs associated with corporate *operations including the senior management staff,* corporate finance, legal, and human resource functions, as well as insurance programs and other strategic costs. These costs totaled $48.9 million and $66.6 million in 2005 and 2004, respectively.

Comparison of the years ended February 29, 2004 and February 28, 2003

Net income was $104.7 million, or $1.40 per diluted share, in 2004 compared to net income of $121.1 million, or $1.63 per diluted share, in 2003.

The Corporation's results for 2004 and 2003 are summarized below:

(Dollars in thousands)	2004	% Net Sales	2003	% Net Sales	Favorable (Unfavorable)
Net sales	$1,953,729	100.0%	$1,935,654	100.0%	0.9%
Material, labor and other production costs	912,705	46.7%	853,210	44.1%	(7.0%)
Selling, distribution and marketing	635,224	32.5%	607,031	31.4%	(4.6%)
Administrative and general	219,369	11.2%	234,940	12.1%	6.6%
Interest expense	85,828	4.4%	79,095	4.1%	(8.5%)
Other income - net	(59,248)	(3.0%)	(26,487)	(1.4%)	123.7%
	1,793,878	91.8%	1,747,789	90.3%	(2.6%)
Income from continuing operations before income tax expense	159,851	8.2%	187,865	9.7%	(14.9%)
Income tax expense	61,862	3.2%	74,327	3.8%	16.8%
Income from continuing operations	97,989	5.0%	113,538	5.9%	(13.7%)
Income from discontinued operations, net of tax	6,681	0.3%	7,568	0.4%	(11.7%)
Net income	$ 104,670	5.3%	$ 121,106	6.3%	(13.6%)

Net Sales Overview

Consolidated net sales in 2004 were $1.95 billion, an increase of $18.1 million over the prior year. The year over year increase in net sales of 0.9% was primarily the result of foreign currency exchange fluctuations, which improved the sales comparisons by 2.5% while *net sales from ongoing operations at constant exchange rates* declined approximately 1.6%. The Corporation experienced strong sales growth in its U.K. business of 5.2% as well as significant growth in its domestic party goods and candle businesses. These gains were more than offset by downturns in the seasonal card and gift wrap offerings, the effects of increased customer incentives for greeting cards, and soft demand in its Retail Operations segment.

The contribution of each major product category as a percent of net sales for 2004 and 2003 was as follows:

	2004	2003
Everyday greeting cards	38%	39%
Seasonal greeting cards	19%	18%
Gift wrapping and wrap accessories	17%	19%
All other products*	26%	24%

* The "all other products" classification includes giftware, party goods, candles, balloons, calendars, custom display fixtures, educational products, stickers, online greeting cards and other digital products.

Unit and Pricing Analysis

During 2004, combined everyday and seasonal greeting card sales less returns fell by approximately 0.6% compared to 2003. Overall unit sales increased approximately 0.9% over the prior year, while average prices declined by approximately 1.4% for the same period.

Unit and pricing comparisons for 2004 and 2003 are summarized below:

Increase (Decrease) From the Prior Year

	Everyday Cards		Seasonal Cards		Total Greeting Cards	
	2004	2003	2004	2003	2004	2003
Unit volume	1.5%	5.6%	(0.7%)	(2.5%)	0.9%	2.9%
Selling prices	(0.3%)	(2.1%)	(3.5%)	(2.8%)	(1.4%)	(2.3%)
Overall Increase / (Decrease)	1.2%	3.5%	(4.2%)	(5.3%)	(0.6%)	0.5%

The Corporation had an increase in everyday card sales of approximately 1.2% during 2004 compared to 2003. Increased unit volume of approximately 1.5% was driven primarily by new business in the U.S. and U.K. markets, but was partially offset by a reduction in average selling prices of approximately 0.3%. The marginal reduction in average selling prices is indicative of a continuing shift in product mix to more value priced products.

In 2004, the Corporation's seasonal card sales less returns declined approximately 4.2% from the prior year. Unit sales of seasonal greeting cards less returns were down approximately 0.7%. The unit volume decrease is due to a reduction in gross shipments in an effort to reduce return rates. The average selling price of seasonal cards declined approximately 3.5%, driven primarily by product mix.

Expense Overview

Material, labor and other production costs for 2004 were 46.7% of net sales, an increase from 44.1% in 2003. Of this 2.6 percentage point increase, approximately 1.5% reflects the write-down of inventories related to seasonal performance and product discontinuances with the remaining 1.1% cost increase split approximately equally between higher spending on material and creative greeting card content and a shift in mix to relatively higher cost products, including party goods and candles. These expense increases were partially offset by sustainable cost improvements from the supply chain transformation, which were mostly offset by implementation costs that occurred earlier in the year.

Selling, distribution and marketing expenses were 32.5% of net sales in 2004 compared to 31.4% in 2003, a 1.1 percentage point increase. Virtually all of the increase resulted from higher field service costs associated with the new account rollout and broker commission payments related to "Care Bear" and "Strawberry Shortcake" licensing.

Administrative and general expenses were $219.4 million in 2004, compared to $234.9 million in 2003. The $15.5 million decrease in expenses in 2004 compared to 2003 is due primarily to lower employee-related costs, including executive compensation and profit-sharing.

Interest expense was $85.8 million in 2004, compared to $79.1 million in 2003. The increase in interest expense from 2003 to 2004 was due to the accelerated write-down of deferred financing costs and premium charges from the repurchase of $63.6 million of 11.75% senior subordinated notes and costs related to the early retirement of the term loan of $118.0 million under the Corporation's senior secured credit facility. The increase in interest expense, however, was partially offset by the savings from the early retirement of the term loan in April 2003.

Other income - net was income of $59.2 million in 2004 compared to income of $26.5 million in 2003. The 2004 results were due to income from licensing royalties of "Care Bear" and "Strawberry Shortcake" products of $44.9 million, interest income of $2.7 million and foreign exchange gain of $5.2 million. The 2003 results included a pre-tax gain of $12.0 million (total proceeds of $17 million) on the sale of a marketable security investment held by the Corporation's U.K. subsidiary, royalty income of $6.7 million and interest income of $4.8 million.

The effective tax rates for 2004 and 2003 were 38.7% and 39.6%, respectively. These rates reflect the United States statutory rate of 35% combined with the additional net impact of the various foreign, state and local income tax rates. In 2004, the reduction in the effective tax rate is the result of the utilization of net operating loss carryforwards and the settlement of the Corporation's company owned life insurance ("COLI") obligations in 2003. See Note 17 to the Consolidated Financial Statements for details of the differences between taxes at the federal statutory rate and actual tax expense.

Segment Results

The Corporation's management reviews segment results using consistent exchange rates between years to eliminate the impact of foreign currency fluctuations. For additional segment information, see Note 16 to the Consolidated Financial Statements.

Social Expression Products Segment

(Dollars in thousands)	2004	2003	% Change
Net Sales	$1,594,467	$1,624,535	(1.9%)
Segment Earnings	317,819	316,256	0.5%

In 2004, net sales excluding the impact of foreign exchange and intersegment items of the Social Expression Products segment decreased $30.1 million, or 1.9%, from 2003. Sales benefited in the Corporation's U.S. market due to the addition of a major mass retailer and strong performance from its candle and party goods businesses. The U.K. business experienced increased sales due to market share gains. However, these increases were more than offset by weak seasonal performance, primarily in the domestic greeting card and gift wrap businesses, and increased customer incentives.

During 2004, combined everyday and seasonal greeting card sales less returns fell by approximately 0.6% compared to 2003. Overall unit sales increased approximately 0.9% over the prior year, while average prices declined by approximately 1.4% for the same period.

In 2004, seasonal card sales less returns declined approximately 4.2% from the prior year. Unit sales of seasonal greeting cards less returns were down approximately 0.7% due to a reduction in gross shipments in an effort to reduce return rates. The average selling prices of seasonal cards declined approximately 3.5% driven primarily by product mix.

Segment earnings excluding the impact of foreign exchange increased $1.6 million in 2004 compared to 2003. Improvements in the U.K. and Australia were partially offset by a decline in the United States. In addition, costs of the Corporation's supply chain transformation initiative continued, but were offset by expense savings during the year.

Retail Operations Segment

(Dollars in thousands)	2004	2003	% Change
Net Sales	$272,917	$275,296	(0.9%)
Segment Earnings	4,269	19,128	(77.7%)

The Retail Operations segment exhibits considerable seasonality, which is typical for most retail store operations. A significant amount of the net sales and segment earnings occur during the fourth quarter in conjunction with the major holiday season.

Net sales excluding the impact of foreign exchange in the Retail Operations segment decreased $2.4 million, or 0.9%, in 2004 from 2003, as sales of both everyday and seasonal cards were lower. The average number of transactions per store was down from the prior year by approximately 4%, reflecting reduced overall consumer traffic in retail shopping malls. Net sales at stores open one year or more were down approximately 4% in 2004 from 2003.

Segment earnings excluding the impact of foreign exchange were $4.3 million in 2004, a decrease of $14.9 million, or 77.7%, from the prior year. The decrease reflected increased promotional pricing and reduced sales as a result of reduced consumer traffic in retail shopping malls.

AG Interactive Segment

(Dollars in thousands)	2004	2003	% Change
Net Sales	$36,427	$34,615	5.2%
Segment Earnings	4,540	477	851.8%

Net sales of the AG Interactive segment increased $1.8 million, or 5.2%, in 2004 over 2003, reflecting an increase in advertising revenues and an approximately 10% rise in subscription membership. At the end of 2004, the Corporation had approximately 2.1 million paid subscribers versus 1.9 million in 2003.

In 2004, earnings increased to $4.5 million from $0.5 million in 2003, reflecting the increase in membership revenues as well as cost reductions implemented by the segment during the year.

Unallocated Items

Centrally incurred and managed costs are not allocated back to the operating segments. The unallocated items include interest expense of $85.8 million and $79.1 million in 2004 and 2003, respectively, for centrally incurred debt and domestic profit-sharing expense of $7.1 million and $13.6 million in 2004 and 2003, respectively. In addition, unallocated items include costs associated with corporate operations including the senior management staff, corporate finance, legal, and human resource functions, as well as insurance programs and other strategic costs. These costs totaled $66.6 million and $55.2 million in 2004 and 2003, respectively.

Liquidity and Capital Resources

The Corporation experienced a record year in the generation of cash as management remained focused on improving asset utilization and debt reduction and also increased the combined balance of cash and cash equivalents and short-term investments to $459.0 million in 2005 compared to $285.5 million in 2004. In the past two years, the Corporation has reduced its debt by approximately $374 million, improving its debt to total capital ratio from 44.4% in 2003 to 26.0% in 2005. With the additional cash on hand, the Corporation announced a $200 million share repurchase program and an increase in its quarterly dividend.

Operating Activities

During the year, cash flow from operating activities provided cash of $358.4 million compared to $283.1 million in 2004, an improvement of $75.3 million. This improvement was primarily the result of the reduction of net deferred costs as amortization exceeded payments by approximately $73 million.

Cash flow from operating activites for 2004 compared to 2003 resulted in an improvement of $220.2 million, from $62.9 million in 2003. The overall increase reflects concentrated cash collection efforts on trade accounts receivable and reduced tax payments driven by the settlement of the Corporation's COLI obligations in 2003, partially offset by reductions in trade and other payables.

Accounts receivable, net of the effect of acquisitions, provided a source of cash of $50.6 million in 2005, compared to $65.5 million in 2004 and a use of cash of $11.4 million in 2003. The decrease of $14.9 million in 2005 from the 2004 level relates to the strong collections during 2004, partially offset by the impact of converting a large customer to scan-based trading. The improvement of $76.9 million in 2004 over 2003 reflected a concentrated cash collection effort during 2004.

Inventories, net of the effect of acquisitions, provided a source of cash of $23.3 million in 2005, compared to $42.5 million in 2004 and $15.9 million in 2003. The decrease in inventory during 2005 was primarily related to lower inventory levels in the Retail Operations segment, due to fewer store locations and efforts to reduce average in-store inventory levels, and the display fixtures business primarily due to reduced levels of sales. The decrease in inventory during 2004 reflected the write-down of approximately $28 million in inventory for excess seasonal product and product discontinuances. The 2003 results reflect the favorable impacts of plant consolidations and SKU reductions undertaken in that year as well as reduced seasonal card production as gross outbound shipments were reduced in an effort to control return rates.

Other current assets, net of the effect of acquisitions, were a use of cash of $15.2 million in 2005 compared to a source of $6.6 million and $5.8 million in 2004 and 2003, respectively. The decrease in cash flow is the result of an increase in refundable taxes, related to current year estimated tax payments.

Deferred costs - net represents payments under agreements with retailers net of the related amortization of those payments. During 2005, 2004 and 2003, amortization exceeded payments by $107.7 million, $34.9 million and $39.5 million, respectively. These results reflect the success of the Corporation's modified contract management strategies. None of the Corporation's major customer agreements are set to expire in fiscal 2006.

Accounts payable and other liabilities, net of the effect of acquisitions, were a source of cash of $31.8 million in 2005 and a use of cash of $99.5 million and $124.9 million in 2004 and 2003, respectively. The increase in the liability balances in 2005 was primarily due to higher trade payables, severance and plant closing accruals and higher profit-sharing and executive compensation liabilities in the current year. The decrease in 2004 was due to reduced trade payables, continued reduction of acquisition liabilities and lower severance, profit-sharing and executive compensation liabilities. The decrease in 2003 was due primarily to payments to settle the income tax liability associated with the Corporation's COLI program.

Investing Activities

Cash used in investing activities was $187.0 million during 2005, compared to $30.2 million in 2004 and a source of cash of $19.4 million in 2003. The current year usage included net outflows of $208.7 million for the purchase of short-term, highly liquid auction rate securities and $25.2 million related to the acquisitions of MIDIRingTones, LLC, Collage Designs Limited and The Hatchery, LLC and the buyout of a portion of the minority interest of AG Interactive. Inflows in the current year included $77.0 million of proceeds from the sale of Magnivision, $19.1 million of proceeds from the sale of an equity investment and $5.8 million proceeds from the sale of fixed assets.

Capital expenditures totaled $47.5 million, $32.5 million and $28.1 million in 2005, 2004 and 2003, respectively. The Corporation continues to limit capital expenditures only to projects with either a high internal rate of return or which are critical for operating activities.

Cash inflows in 2004 and 2003 also included the wind-down of the Corporation's COLI program, which generated cash inflows of $7.8 million in 2004 and $10.0 million in 2003, and the sale of a marketable security in 2003, which generated proceeds of $17.0 million.

Financing Activities

In 2005, the Corporation used $208.6 million for financing activities including $216.4 million related to the repurchase of the Corporation's 11.75% senior subordinated notes in the first quarter. In addition, stock activity provided and used a significant amount of cash during the current year. There was a high amount of employee option exercises due to a tranche of options nearing their expiration date. The receipt by the Corporation of the exercise price on these options provided approximately $40 million during the year. In addition, in accordance with its Amended Articles of Incorporation, the Corporation repurchased shares into its Treasury, primarily Class B shares related to options that were exercised, at a cost of approximately $24 million. During 2005, the Corporation paid dividends totaling $8.3 million.

In 2004, cash used by financing activities was $192.0 million related primarily to the early retirement of the Corporation's term loan in the first quarter and the repurchase of some of the Corporation's 11.75% senior subordinated notes in the third quarter. Stock option activity generated cash of approximately $18 million during 2004.

Net cash provided by financing activities was $13.3 million in 2003, of which $21.5 million was provided by the exercise of stock options under employee stock option plans. The net increase of $116.7 million in short-term debt and the reduction of $124.8 million in long-term debt reflects the reclassification of the term loan.

Credit Sources

Substantial credit sources are available to the Corporation. In total, the Corporation had available sources of approximately $400 million at February 28, 2005. This includes the Corporation's $200 million senior secured revolving credit facility and its $200 million accounts receivable securitization financing. There were no outstanding balances under either of these arrangements at February 28, 2005.

On May 11, 2004, the Corporation amended and restated its senior secured credit facility. This facility was originally entered into on August 9, 2001, as a $350 million facility and was amended on July 22, 2002, to a $320 million facility. The amended and restated senior secured credit facility currently consists of a $200 million revolving facility maturing on May 10, 2008. The amended facility is secured by the domestic assets of the Corporation and a 65% interest in the common stock of its foreign subsidiaries. The Corporation pays an annual commitment fee of 25 basis points on the undrawn portion of the facility. The facility contains various restrictive covenants. Some of these restrictions require that the Corporation meet specified periodic financial ratios, minimum net worth, maximum leverage, and interest coverage. The credit facility places certain restrictions on the Corporation's ability to incur additional indebtedness, to engage in acquisitions of other businesses, to repurchase its own capital stock and pay shareholder dividends. These covenants are less restrictive than the covenants previously in place.

In April 2005, the Corporation amended its amended and restated senior secured credit facility dated May 11, 2004. The amendment, among other things, increases the maximum amount of dividends that the Corporation may pay to its shareholders, increases the maximum amount of its own capital stock that it may repurchase and extends the period during which the Corporation may repurchase its 11.75% senior subordinated notes.

The Corporation is also party to a three-year accounts receivable securitization financing agreement that provides for up to $200 million of financing and is secured by certain trade accounts receivable. Under the terms of the agreement, the Corporation transfers receivables to a wholly owned consolidated subsidiary that in turn utilizes the receivables to secure borrowings through a credit facility with a financial institution. On August 2, 2004, the agreement was amended to extend the maturity date to August 1, 2007. The related interest rate is commercial paper-based. The Corporation pays an annual commitment fee of 25 basis points on the undrawn portion of the accounts receivable facility.

During 2005, the Corporation commenced a cash tender offer for all of its outstanding 11.75% senior subordinated notes. As a result of this tender offer, a total of $186.2 million of these senior subordinated notes were repurchased and the Corporation recorded a charge of $39.1 million for the payment of the premium and other fees associated with the notes repurchased as well as for the write-off of related deferred financing costs. At February 28, 2005, approximately $10 million of these notes remained outstanding. As part of this transaction, substantially all restrictive covenants were eliminated from the remaining outstanding notes.

The Corporation's future operating cash flow and borrowing availability under existing credit facilities and its accounts receivable securitization financing program are expected to meet currently anticipated funding requirements. The seasonal nature of the business results in peak working capital requirements that may be financed through short-term borrowings. In an effort to return value to its shareholders, the Corporation announced on April 5, 2005, a program to repurchase up to $200 million of its Class A common shares over the subsequent twelve months. These repurchases will be made through a 10b5-1 program in open market or privately negotiated transactions in compliance with the Securities and Exchange Commission's Rule 10b-18, subject to market conditions, applicable legal requirements and other factors.

Contractual Obligations

The following chart reflects the Corporation's known contractual obligations as of February 28, 2005:

Obligations Due By Period	Long-Term Debt	Operating Leases	Payment Commitments Under Agreements with Customers	Payment Commitments Under Royalty Agreements	Severance	Total
(Dollars in thousands)						
2006	$ —	$ 45,508	$ 65,944	$15,131	$12,316	$138,899
2007	176,082	35,622	28,981	2,936	2,130	245,751
2008	335	29,156	24,357	1,494	1,200	56,542
2009	10,230	23,652	21,314	143	—	55,339
2010	183	17,974	20,800	—	—	38,957
Thereafter	299,269	33,433	—	—	—	332,702
	$486,099	$185,345	$161,396	$19,704	$15,646	$868,190

In addition to the contracts noted in the table, the Corporation issues purchase orders for products, materials and supplies used in the ordinary course of business. These purchase orders typically do not include long-term volume commitments, are based on pricing terms previously negotiated with vendors and are generally cancelable with the appropriate notice prior to receipt of the materials or supplies. Accordingly, the foregoing table excludes open purchase orders for such products, materials and supplies as of February 28, 2005.

Although the Corporation does not anticipate that contributions will be required in 2006 to the defined benefit pension plan that it assumed in connection with the Corporation's acquisition of Gibson Greetings, Inc., in 2001, it may make contributions in excess of the legally required minimum contribution level. Refer to Note 12 to the Consolidated Financial Statements.

Critical Accounting Policies

The consolidated financial statements of the Corporation are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Refer to Note 1 to the Consolidated Financial Statements. The following paragraphs include a discussion of the critical areas that required a higher degree of judgment or are considered complex.

Allowance for Doubtful Accounts

The Corporation evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Corporation is aware of a customer's inability to meet its financial obligations (evidenced by such events as bankruptcy or insolvency proceedings), a specific reserve for bad debts against amounts due is recorded to reduce the receivable to the amount the Corporation reasonably expects will be collected. In addition, the Corporation recognizes reserves for bad debts based on estimates developed by using standard quantitative measures incorporating historical write-offs and current economic conditions. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Although the Corporation considers these balances adequate and proper, changes in economic conditions in the retail markets in which the Corporation operates could have a material effect on the required reserve balances.

Goodwill

Goodwill represents the excess of purchase price over the estimated fair value of net assets acquired in business combinations accounted for by the purchase method. On March 1, 2002, the Corporation adopted SFAS 142. SFAS 142 presumes that goodwill and certain intangible assets have indefinite useful lives. Accordingly, goodwill and certain intangibles are not amortized, but subject to at least an annual review for impairment. Upon adoption, the Corporation ceased amortization of goodwill and performs an impairment test annually. To test for goodwill impairment, the Corporation is required to estimate the fair market value of each of its reporting units. The Corporation estimates future cash flows and allocations of certain assets using estimates for future growth rates and management's judgment regarding the applicable discount rates. Changes to management's judgments and estimates could result in a significantly different estimate of the fair market value of the reporting units, which could result in an impairment of goodwill. The annual review for goodwill impairment was completed in the fourth quarter of 2005 and resulted in no impairment.

The Retail Operations segment is a reporting unit as defined by SFAS 142 and, as such, is the level that is tested for impairment of goodwill. Due primarily to declining results and cash flows in the past two years, the fair value of the Retail Operations segment and one international reporting unit, determined for the purpose of testing goodwill for impairment, has declined. As a result, corporate management is closely monitoring the short-term performance of these businesses. To enable this monitoring, the Corporation has taken actions in these businesses to improve results of operations and cash flows, and established performance indicators within each of these businesses in order to assess the progress of the businesses throughout 2006. Should either of these businesses fail to meet the established performance indicators, the goodwill in these businesses may require testing for impairment prior to the annual impairment test.

Deferred Costs

In the normal course of its business, the Corporation enters into agreements with certain customers for the supply of greeting cards and related products. The Corporation views such agreements as advantageous in developing and maintaining business with its retail customers. The customer typically receives a combination of cash payments, credits, discounts, allowances and other incentive considerations to be earned as product is purchased from the Corporation over the stated time period of the agreement to meet a minimum purchase volume commitment. These agreements are negotiated individually to meet competitive situations and therefore, while some aspects of the agreements may be similar, important contractual terms may vary. In addition, the agreements may or may not specify the Corporation as the sole supplier of social expression products to the customer.

Although risk is inherent in the granting of advances, the Corporation subjects such customers to its normal credit review. The Corporation maintains a general reserve for deferred costs based on estimates developed by using standard quantitative measures incorporating historical write-offs. In instances where the Corporation is aware of a particular customer's inability to meet its performance obligation, the Corporation records a specific reserve to reduce the deferred cost asset to an estimate of the value of future cash flows based upon expected performance. The Corporation maintains reserves for deferred costs related to these agreements of $37.5 million and $40.1 million at February 28, 2005 and February 29, 2004, respectively. Losses attributed to these specific events have historically not been material.

For contractual arrangements that are based upon a minimum purchase volume commitment, the Corporation periodically reviews the progress toward the volume commitment and estimates future sales expectations for each customer. Factors that can affect the Corporation's estimate include store door openings and closings, retail industry consolidation, amendments to the agreements, consumer shopping trends, addition or deletion of participating products and product productivity. Based upon its review, the Corporation may modify the remaining amortization periods of individual agreements to reflect the changes in the estimates for the attainment of the minimum volume commitment in order to align amortization expense with the periods benefited. The Corporation does not make retroactive expense adjustments to prior fiscal years. The aggregate average remaining life of the Corporation's contract base is 6.3 years.

The accuracy of the Corporation's assessments of the performance-related value of a deferred cost asset related to a particular agreement and of the estimated time period of the completion of a volume commitment is based upon management's ability to accurately predict certain key variables such as product demand at retail, product pricing, customer viability and other economic factors. Predicting these key variables involves uncertainty about future events; however, the assumptions used are consistent with the Corporation's internal planning. If the deferred cost assets are assessed to be recoverable, they are amortized over the periods benefited. If the carrying value of these assets is considered to not be recoverable through performance, such assets are written down as appropriate.

Deferred Income Taxes

Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities and operating loss and tax credit carryforwards. As of February 28, 2005, the Corporation has approximately $154.0 million of deferred tax assets related to deductible temporary differences and tax loss and credit carryforwards, which will reduce taxable income in future years.

In assessing the realizability of deferred tax assets, the Corporation assesses whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The Corporation considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. At February 28, 2005, a valuation allowance of $49.3 million has been recorded against these deferred tax assets based on this assessment and is primarily against certain foreign net operating loss carryforwards. The Corporation believes it is more likely than not that the tax benefit of the remaining net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable could be increased or decreased in the future if the Corporation's assessment of future taxable income or tax planning strategies change.

Sales Returns

The Corporation provides for estimated returns of seasonal cards in the same period as the related revenues are recorded. These estimates are based upon historical sales returns, the amount of current year seasonal sales and other known factors. Estimated return rates utilized for establishing estimated returns reserves have approximated actual returns experience. However, actual returns may differ significantly, either favorably or unfavorably, from these estimates if factors such as the historical data the Corporation used to calculate these estimates do not properly reflect future returns or as a result of changes in economic conditions of the customer and/or its market. The Corporation regularly monitors its actual performance to estimated rates and the losses attributable to any changes have historically not been material.

New Accounting Pronouncements

On November 24, 2004, the Financial Accounting Standards Board, ("FASB") issued SFAS No. 151 ("SFAS 151"), "Inventory Costs - an amendment of ARB No. 43, Chapter 4." SFAS 151 seeks to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) in the determination of inventory carrying costs. The statement requires such costs to be treated as a current period expense. SFAS 151 also establishes the concept of "normal capacity" and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. Any unallocated overhead would be treated as a current period expense in the period incurred. This statement is effective for fiscal years beginning after July 15, 2005. The Corporation does not believe that the adoption of SFAS 151 will have a significant impact on the Corporation's consolidated financial statements.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment." SFAS 123(R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) eliminates the alternative to use the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Corporation is in the process of evaluating the impact adoption of this statement will have on the consolidated financial statements. This statement is effective for the Corporation on March 1, 2006. Refer to Note 1 for the Corporation's current accounting for stock-based compensation.

Quantitative and Qualitative Disclosures About Market Risk

Derivative Financial Instruments - The Corporation does not hold or issue derivative financial instruments, other financial instruments or derivative commodity instruments for trading purposes.

Interest Rate Exposure - The Corporation manages interest rate exposure through a mix of fixed and floating rate debt. Currently, the majority of the Corporation's debt is carried at fixed interest rates. Therefore, the Corporation's overall interest rate exposure risk is minimal. Based on the Corporation's interest rate exposure on its non-fixed rate debt as of and during the year ended February 28, 2005, a hypothetical 10% movement in interest rates would not have had a material impact on interest expense.

Foreign Currency Exposure - The Corporation's international operations expose it to translation risk when the local currency financial statements are translated into U.S. dollars. As currency exchange rates fluctuate, translation of the statements of operations of international subsidiaries to U.S. dollars could affect comparability of results between years. Approximately 25%, 21% and 18% of the Corporation's 2005, 2004 and 2003 net sales, respectively, were generated from operations outside the United States. Operations in Australasia, Canada, Mexico, South Africa and the United Kingdom are denominated in currencies other than United States dollars. No assurance can be given that future results will not be affected by significant changes in foreign currency exchange rates.

Factors That May Affect Future Results

The Corporation continually monitors its business environment and adjusts strategies to enable it to strengthen its position in the social expression industry. However, other potential challenges in the economic environment in which it operates may have negative consequences to the Corporation and its operating results in the future. These challenges include a potential decrease or deterioration of the sales levels of greeting cards, both in price and volume, purchased by the ultimate consumer at the Corporation's customers' retail locations.

The Corporation has maintained a strong customer base in a wide variety of distribution channels through, among other things, its investment in deferred costs related to agreements with certain retailers and other competitive arrangements. The agreements have mitigated the adverse impact to the Corporation from lost business from increased retailer consolidations in recent years. These agreements have been a strategic element of the Corporation's growth and the financial condition of the Corporation's retail customers is continually monitored and evaluated to reduce risk.

Certain statements in this report may constitute forward-looking statements within the meaning of the Federal securities laws. These statements can be identified by the fact that they do not relate strictly to historic or current facts. They use such words as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. These forward-looking statements are based on currently available information, but are subject to a variety of uncertainties, unknown risks and other factors concerning the Corporation's operations and business environment, which are difficult to predict and may be beyond the control of the Corporation. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements, and that could adversely affect the Corporation's future financial performance, include, but are not limited to, the following: retail bankruptcies and consolidations; successful integration of acquisitions; successful transition of management; a weak retail environment; consumer acceptance of products as priced and marketed; the impact of technology on core product sales; competitive terms of sale offered to customers; successfully implementing supply chain improvements and achieving projected cost savings from those improvements; the Corporation's ability to generate revenues from licensing activities and maximize the value of its intellectual property; the Corporation's ability to comply with its debt covenants; fluctuations in the value of currencies in major areas where the Corporation operates, including the U.S. Dollar, Euro, U.K. Pound Sterling, and Canadian Dollar; escalation in the cost of providing employee health care; and the outcome of any legal claims known or unknown. Risks pertaining specifically to AG Interactive include the viability of online advertising and subscriptions as revenue generators, the public's acceptance of online greetings and other social expression products, and the ability of the mobile division to compete effectively in the wireless content aggregation market.

The risks and uncertainties identified above are not the only risks the Corporation faces. Additional risks and uncertainties not presently known to the Corporation or that it believes to be immaterial also may adversely affect the Corporation. Should any known or unknown risks or uncertainties develop into actual events, or underlying assumptions prove inaccurate, these developments could have material adverse effects on the Corporation's business, financial condition and results of operations.

1 Zev Weiss[1]
Chief Executive Officer

2 Jeffrey Weiss[1]
President
Chief Operating Officer

3 Morry Weiss[1]
Chairman

4 James C. Spira[1]
Chairman
Brulant, Inc.

5 Stephen R. Hardis[1, 2, 4]
Chairman
Axcelis Technologies

6 Dr. Jerry Sue Thornton[2, 3]
President
Cuyahoga Community College

7 Harriet Mouchly-Weiss[2, 4]
Founder and Managing Partner
Strategy XXI Group Ltd.

8 Charles A. Ratner[1, 3, 4]
President and
Chief Executive Officer
Forest City Enterprises, Inc.

9 Jack Kahl[1, 3, 4]
President and CEO
Jack Kahl & Associates, LLC

10 Joseph S. Hardin, Jr.[2, 3]
Retired

11 Dr. Scott S. Cowen[2, 3, 4]
President
Tulane University

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Nominating and Governance Committee
4 Member of Compensation and Management Development Committee











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11

corporate directory

senior officers

Zev Weiss
Chief Executive Officer

Jeffrey Weiss
President
Chief Operating Officer

John S.N. Charlton
Senior Vice President
International

Michael Goulder
Senior Vice President
Executive Supply Chain Officer

Thomas H. Johnston
Senior Vice President
Creative and Merchandising
President
Carlton Cards Retail

Catherine M. Kilbane
Senior Vice President
General Counsel & Secretary

William R. Mason
Senior Vice President
Wal-Mart Team

Erwin Weiss
Senior Vice President
Specialty Business

Steven Willensky
Senior Vice President
Executive Sales and
Marketing Officer

investor information

World Headquarters
American Greetings Corporation
One American Road
Cleveland, Ohio 44144-2398
Telephone: (216) 252-7300
Fax: (216) 252-6777

Corporate Web site
http://corporate.americangreetings.com

Annual Meeting
The annual meeting of shareholders will be held at 2:30 p.m.
on Friday, June 24, 2005 at the Corporation's World Headquarters.

Common Shares
Class A common shares of American Greetings are traded on the New York Stock Exchange under the ticker symbol AM.

AM LISTED NYSE

In 2004, the Chief Executive Officer of American Greetings provided to the New York Stock Exchange the annual certification regarding the Corporation's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, the certifications of the Corporation's Chief Executive Officer and its principal financial officer regarding the quality of the Corporation's public disclosures have been filed as exhibits to its 2005 Annual Report on Form 10-K.

Registrar and Transfer Agent
Shareholders with questions about their account, statements, address changes, lost certificates, stock transfers, ownership changes, dividend payments or other administrative matters, please contact our transfer agent.

National City Bank
Shareholder Services
P.O. Box 92301
Cleveland, Ohio 44193-0900
Toll-Free: (800)-622-6757
Fax: (216) 257-8508
shareholder.inquiries@nationalcity.com

Stock Purchase and Dividend Reinvestment Plan
American Greetings provides shareholders with a convenient and cost-effective way to increase ownership in American Greetings through our Stock Purchase Program.

The program enables Class A shareholders to make voluntary cash payments for additional Class A common shares of American Greetings without paying brokerage fees, and to reinvest their dividends.

For a program brochure and enrollment form, please contact:

National City Bank
Reinvestment Services
P.O. Box 94946
Cleveland, Ohio 44101-4946
Toll Free: (800)-622-6757

Publications for Shareholders
A copy of the Corporation's 2005 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (SEC), is available without charge by addressing a request to the Corporate Secretary at our World Headquarters address; via e-mail to investor.relations@amgreetings.com, or via the Investor Relations section of our Web site at www.corporate.americangreetings.com.

Shareholder and Investor Relations Contact

Stephen J. Smith
Vice President, Treasurer & Investor Relations
Telephone: (216) 252-4864
investor.relations@amgreetings.com

trademarks and copyrights

The following are trademarks of American Greetings Corporation and its subsidiaries:

American Greetings with rose design®, American Greetings ... says it best®, Twisted Whiskers™, Maryoku Yummy™, Creatables™, Thimon Thez™, Create & Print™, Blue Mountain®, E-Greetings®, Tremont Studio™, Simply Fabulous™, Christian Blessings™, Journey To Joke-A-Lot™

Strawberry Shortcake®, Care Bears®, Holly Hobbie®,

Nickelodeon, SpongeBob SquarePants and all related titles, logos and characters are trademarks of Viacom International Inc. Created by Stephen Hillenburg.

Sesame Street is a trademark of Sesame Workshop.

AMERICAN GREETINGS
...says it best®






AMERICAN GREETINGS™

One American Road ∘ Cleveland, Ohio 44144-2398 ∘ www.corporate.americangreetings.com